Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

1	NATURE OF OPERATIONS	12
2	BASIS OF PREPARATION AND PRESENTATION	12
3	SUMMARY OF MATERIAL ACCOUNTING POLICIES	12
4	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY	24
5	NEW STANDARDS INTERPRETATIONS AND AMENDMENTS	29
6	ACQUISITIONS AND TRANSACTIONS	29
7	OPERATING SEGMENTS	33
8	REVENUE	34
9	COST OF SALES	34
10	GENERAL AND ADMINISTRATIVE	35
11	OTHER LOSSES (GAINS)	35
13	FINANCE COSTS	36
14	INCOME TAX EXPENSE	36
15	(LOSS) EARNINGS PER SHARE	39
16	NON-CONTROLLING INTERESTS	40
17	FINANCIAL INSTRUMENTS	41
18	CASH AND CASH EQUIVALENTS	42
19	TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES	43
20	INVENTORIES	43
21	PROPERTY, PLANT AND EQUIPMENT	44
22	TRADE AND OTHER PAYABLES	45
23	PROVISIONS	46
24	DEFERRED REVENUE	46
25	BORROWINGS	47
26	PROVISIONS FOR RECLAMATION AND CLOSURE COSTS	48
27	RELATED PARTY TRANSACTIONS	49
28	SHARE CAPITAL	50
29	SHARE-BASED COMPENSATION	51
30	DEFERRED AND CONTINGENT CONSIDERATION	53
31	COMMITMENTS & CONTINGENCIES	54
32	FINANCIAL RISK MANAGEMENT OBJECTIVES	55
33	SUBSEQUENT EVENT	58

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Allied Gold Corporation (“Allied” or “the Company”) and the information in these annual financial statements are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design, implementation and operating effectiveness of internal control over financial reporting as at December 31, 2023.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee (“Committee”). The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by BDO LLP, Chartered Accountants, on behalf of the shareholders. BDO LLP has full and free access to the Audit Committee.

“Peter Marrone”
Chief Executive Officer

“Jason LeBlanc”

Chief Financial Officer

Toronto, Ontario, Canada
March 26, 2024

Independent Auditor’s Report

To the Shareholders of Allied Gold Corporation

Opinion

We have audited the consolidated financial statements of Allied Gold Corporation, which comprise the consolidated statement of financial position as at December 31, 2023 and 2022, and the consolidated statement of (loss) earnings and other comprehensive (loss) earnings, the consolidated statement of cash flows, the consolidated statement of financial position, the consolidated statement of changes in equity and notes to the consolidated financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2023, and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How the scope of our audit addressed the key audit matter
Accounting for the Reverse Take Over (RTO) Refer to the accounting policy note 3, note 4 and note 6

On September 7, 2023 a three-corner amalgamation involving, inter alia, former Mondavi Ventures Ltd., Allied Gold Corp Limited and Allied Merger Corporation was completed.

The accounting for the RTO is inherently complex and involved management making judgements including assessing if the transaction meets the definition of a business under IFRS 3 - Business Combinations and which entities were the acquirees in the transaction.

Given the nature of the transaction and judgement involved, the accounting for the RTO is a key audit matter.

•       We obtained and critically assessed management’s step accounting plan for the collapse of the existing Allied Gold Corp (Seychelles) and Allied Gold Corp Limited structure, the three-corner amalgamation, and other associated transactions.

•       We considered the appropriateness of management’s judgments used in the RTO, including if Allied Gold Corp (Seychelles) was the deemed acquirer, if the transaction met the definition of a business combination or was an asset purchase, and the method by which the deemed transaction expense was allocated.

•       We corroborated the completeness and accuracy, as well as appropriateness, of costs netted against share capital, to ensure they have been recognized in accordance with the requirements of IAS 32.

•       We reviewed and assessed the executed Sale and Purchase Agreement to check that the terms have been appropriately reflected in the accounting of the transaction.

Accounting for the listed convertible debenture Refer to the accounting policy note 3 and note 25.

On August 30, 2023, the Group issued $102.2 million (net of transaction costs) of convertible debentures (“Debentures”).

The debentures are convertible at the holder’s option under the terms, and contain embedded derivatives that give the Company the right to force conversion, subject to a specified share price being exceeded, and the right to repay the principal amount in shares.

Given the complexity and judgement involved in determining the correct application of the accounting standards has been applied, the accounting for the convertible debenture is a key audit matter.

•       We obtained management’s accounting paper and challenged them over the application of accounting of the debentures.

•       We assessed management’s application of the requirements of the applicable accounting standards with respect to the accounting on inception.

•       We obtained and critically appraised the legal documentation in respect of the issuance of the listed convertible debenture, corroborating the underlying legal substance of the instrument.

•       We challenged management’s assessment of whether the debenture meets or fails the “fixed for fixed” test.

•       We corroborated the completeness and accuracy of transaction costs and challenged the allocation of them against the debenture.

Other Information

Management is responsible for the other information. The other information comprises of the information included in the Management Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Peter Acloque.

Chartered Accountants

London, UK

March 26, 2024

BDO LLP is a limited liability partnership in England and Wales (with registered number OC305127).

ALLIED GOLD

CONSOLIDATED STATEMENT OF (LOSS) EARNINGS AND OTHER COMPREHENSIVE (LOSS) EARNINGS

		For years ended December 31,
(In thousands of US Dollars except for shares and per share amounts)	Note	2023	2022
Revenue	8	$655,691	$669,551
Cost of sales, excluding depreciation and amortization	9	(503,377)	(486,822)
Depreciation and amortization	9	(45,524)	(53,326)
Gross profit		$106,790	$129,403
General and administrative expenses	10	$(64,119)	$(46,566)
Loss on revaluation of call and put options	6	(21,883)	(21,755)
(Loss) gain on revaluation of financial instruments	17	(3,087)	—
Impairment of exploration and evaluation asset	21	(19,619)	—
Revaluation of provision for reclamation and closure costs		—	22,534
Other (losses) income	11	(152,858)	646
Net (loss) earnings before finance costs and income tax		$(154,776)	$84,262
Finance costs	13	$(30,809)	$(29,944)
Net (loss) earnings before income tax		$(185,585)	$54,318
Current income tax expense	14	$(42,942)	$(43,044)
Deferred income tax recovery (expense)	14	36,987	(6,069)
Net (loss) earnings and total comprehensive (loss) earnings for the year		$(191,540)	$5,205

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company		$(208,482)	$(7,421)
Non-controlling interests	16	16,942	12,626
Net (loss) earnings and total comprehensive (loss) earnings for the year		$(191,540)	$5,205

(Loss) earnings per share attributable to shareholders of the Company	15
Basic and Diluted		$(1.03)	$(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

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ALLIED GOLD

CONSOLIDATED STATEMENT OF CASH FLOWS

		For years ended December 31,
(In thousands of US Dollars)	Note	2023	2022
Net inflow (outflow) of cash related to the following activities
Operating
Net (loss) earnings after taxation		$(191,540)	$5,205
Income tax expense		5,955	49,113
Adjustments for:
Share-based compensation		7,265	8,438
Depreciation and amortization		45,665	53,326
Loss on disposal of property, plant and equipment		398	728
Impairment of exploration and evaluation asset		19,619	—
Loss on revaluation of call and put options		21,883	11,931
Loss on revaluation of financial instruments		3,087	9,824
Other losses (gains)		83,867	(646)
Non-cash revenue from stream arrangements	24	(9,224)	(9,379)
Revaluation of provision for reclamation and closure costs		—	(22,534)
Finance costs		30,809	29,944
Proceeds from streaming arrangements		2,243	2,146
Operating cash flows before income tax paid and movements in working capital		$20,027	$138,096
Income tax paid		(25,413)	(46,456)
Operating cash flows before movements in working capital		$(5,386)	$91,640
Decrease (increase) in trade and other receivables		1,848	(22,232)
(Increase) decrease in inventories	20	(26,124)	3,976
Increase in trade and other payables		49,418	12,937
Net cash generated from operating activities		$19,756	$86,321
Investing activities
Payment of contingent consideration		$(2,429)	$(333)
Purchase of property, plant and equipment		(70,788)	(80,188)
Proceeds on sale of property, plant and equipment		—	24,819
Exploration and evaluation expenditure		(23,404)	(26,386)
Received from related parties		1,106	7,747
Transfer from restricted cash		—	33,404
Net cash used in investing activities		$(95,515)	$(40,937)
Financing activities
Proceeds from private placement	6, 28	$160,001	$—
Private placement transaction costs	6, 28	(7,521)	—
Proceeds from convertible debenture	6, 25	107,279	—
Convertible debenture transaction costs	6, 25	(5,339)	—
Dividend paid to NCI	16	(1,866)	(1,569)
Proceeds from loans	25	9,880
Repayment of loans		(63,072)	(37,814)
Finance costs paid		(5,301)	(7,132)
Other finance costs		(603)	(1,339)
Net cash generated from (used in) financing activities		$193,458	$(47,854)
Net increase (decrease) in cash and cash equivalents		$117,699	$(2,470)
Cash and cash equivalents at beginning of year		45,163	56,603
Effect of foreign exchange rate changes /difference		(4,224)	(8,970)
Cash and cash equivalents, end of the year		$158,638	$45,163

The accompanying notes are an integral part of the consolidated financial statements.

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ALLIED GOLD

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of US Dollars)	Note	As at December 31, 2023	As at December 31, 2022
Assets
Current assets
Cash and cash equivalents	18	$158,638	$45,163
Trade receivables, prepayments, and other receivables	19	45,035	38,270
Inventories current	20	88,612	63,344
Due from related party	27, 28	—	14,135
Total current assets		$292,285	$160,912
Non-current assets
Property, plant and equipment	21	$600,560	$445,915
Trade receivables, prepayments and other receivables	19	9,456	19,803
Deferred tax assets	14	36,146	8,156
Inventories non-current	20	10,958	10,102
Restricted cash		6,881	6,656
Due from related party	27, 28	—	7,454
Total non-current assets		$664,001	$498,086
Total assets		$956,286	$658,998

Liabilities and Total Equity
Current liabilities
Trade and other payables	22	$181,904	$129,938
Income tax payable		28,275	32,926
Provisions	23	9,939	7,760
Deferred and contingent consideration	30	28,917	3,922
Borrowings, current	25	—	21,415
Other financial liabilities	6	591	42,385
Total current liabilities		$249,626	$238,346
Non-current liabilities
Borrowings	25	$103,457	$32,119
Provision for reclamation and closure costs	26	108,452	85,111
Deferred tax liability	14	3,128	12,125
Deferred and contingent consideration	30	82,687	43,384
Deferred revenue	24	18,661	18,150
Other liabilities		9,241	—
Preferred shareholder put option liability	6	—	118,398
Total non-current liabilities		$325,626	$309,287
Total liabilities		$575,252	$547,633

Equity
Share capital	28	$418,649	$93,000
Retained earnings (deficit)		(120,875)	(31,087)
Other reserves		—	(79,678)
Currency translation adjustment		(287)	—
Corporate reorganisation reserve	28	—	33,572
Share-based payments reserve	29	2,419	29,506
Total equity attributable to shareholders of the Company		$299,906	$45,313
Non-controlling interests	16	81,128	66,052
Total equity		$381,034	$111,365
Total liabilities and shareholders’ equity		$956,286	$658,998

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board

“Peter Marrone”	“Richard Graff”
PETER MARRONE	RICHARD GRAFF
Director	Director

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ALLIED GOLD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

{In thousands of US Dollars)	Share capital	Other reserves	Corporate reorganization reserve	Currency translation adjustment	Shared-based payment reserve	Retained earnings (deficit)	Total attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at December 31, 2021	$93,000	$(79,678)	$33,572	$—	$23,453	$(23,667)	$46,680	$54,996	$101,676
Share-based compensation	—	—	—	—	6,053	—	6,053	—	6,053
Dividend paid to minority shareholder	—	—	—	—	—	—	—	(1,570)	(1,570)
Total (loss) earnings and comprehensive (loss) earnings	—	—	—	—	—	(7,420)	(7,420)	12,626	5,206
Balance at December 31, 2022	$93,000	$(79,678)	$33,572	$—	$29,506	$(31,087)	$45,313	$66,052	$111,365
Share reorganization due to amalgamation of entities and acquisition of APM Ethiopia Ltd.	—	—	(33,572)	—	—	19,032	(14,540)	—	(14,540)
Shares issued for participation rights	40,312	—	—	—	(34,352)	—	5,960	—	5,960
De-recognition of put options (note 6)	—	79,678	—	—	—	99,662	179,340	—	179,340
Shares issued in amalgamation and reverse take-over (note 6)	80,357	—	—	—	—	—	80,357	—	80,357
Shares issued in private placement (note 6)	152,480	—	—	—	—	—	152,480	—	152,480
Shares issued for acquisition of asset (notes 6, 21)	52,500	—	—	—	—	—	52,500	—	52,500
Share-based compensation	—	—	—	—	7,265	—	7,265	—	7,265
Currency translation adjustments	—	—	—	(287)	—	—	(287)	—	(287)
Dividend paid to minority shareholder	—	—	—	—	—	—	—	(1,866)	(1,866)
Total (loss) earnings and comprehensive (loss) earnings	—	—	—	—	—	(208,482)	(208,482)	16,942	(191,540)
Balance at December 31, 2023	$418,649	$—	$—	$(287)	$2,419	$(120,875)	$299,906	$81,128	$381,034

The accompanying notes are an integral part of the consolidated financial statements.

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ALLIED GOLD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2023

(Tabular amounts in thousands of US Dollars, unless otherwise noted)

1.            NATURE OF OPERATIONS

Allied Gold Corporation (formerly Mondavi Ventures Ltd.) is the ultimate parent company of its consolidated group (“Allied Gold” or “the Company”). The Company was incorporated under the British Columbia Business Corporations Act but completed the endorsement process to continue as an Ontario Corporation on September 7, 2023, as part of the reverse take-over transaction involving, inter alia, the Company, Allied Gold Corp Limited (“Allied”) and Allied Merger Corporation (“AMC”). The registered office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2J3.

The Company is an emerging gold producer with a portfolio of three operating gold mines in Mali and Côte d’Ivoire and a significant gold development project in Ethiopia. The Company plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, as appropriate, by targeting other consolidation opportunities with a primary focus on Africa.

As at December 31, 2023, the Company is the operator and majority owner (through its subsidiaries) of the following producing gold mines and gold exploration project:

•	the Sadiola Mine, located in Mali (the “Sadiola Mine”);
•	the Bonikro & Hiré Mines, located in Côte d’Ivoire (the “Bonikro Mine” and the “Hiré Mine”);
•	the Agbaou Mine, located in Côte d’Ivoire (the “Agbaou Mine”); and
•	the Kurmuk Gold Project, located in Ethiopia (the “Kurmuk Project”).

2.            BASIS OF PREPARATION AND PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accounting policies are consistently applied to all years presented, unless otherwise stated.

Certain prior period amounts have been reclassified to conform to the current year presentation with no impact on consolidated net (loss) earnings or cash flows. Reclassifications have been made in the consolidated statement of (loss) earnings and other comprehensive (loss) earnings, the consolidated statement of cash flows, the consolidated statement of financial position, and the consolidated statement of changes in equity. Certain reclassifications within note disclosures have also been presented. These reclassifications have been made to improve comparability with the current year’s presentation.

The consolidated financial statements are presented in United States dollars (“US$”, or “$”), which is the Company’s functional and presentation currency. The consolidated financial statements were authorized for issuance by the Board of Directors of the Company, on March 26, 2024.

3.            SUMMARY OF MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

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The principal subsidiaries of the Company, all of which are private companies limited by shares, are:

	Country of Registration or		Percentage of ordinary shares controlled by the Company
Company	Incorporation	Principal Activity	December 31, 2023	December 31, 2022
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Mali	Gold mining in Mali	80.00%	80.00%
Bonikro Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
Hiré Gold Mines SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	89.89%	89.89%
APM Ethiopia Ltd(1)	British Virgin Islands	Gold exploration in Ethiopia	100.00%	64.46%
Agbaou Gold Operations SA	Côte d’Ivoire	Gold mining in Côte d’Ivoire	85.00%	85.00%
Allied Gold Corp(2)	Seychelles	Holding Company	100.00%	n/a
Hire Holdings Pte Ltd	Singapore	Holding company	100.00%	100.00%
Afrique Gold (Mauritius)	Mauritius	Holding company	100.00%	100.00%
Allied Gold Cayman	Cayman Islands	Holding company	100.00%	100.00%
Allied Gold EG Corp	Seychelles	Holding company	100.00%	100.00%
Allied Gold ML Corp	Seychelles	Holding company	100.00%	100.00%
Allied Gold ET 2 Corp	Seychelles	Holding company	100.00%	100.00%
Allied Gold South Africa	South Africa	Holding company	100.00%	100.00%
Allied Gold Canadian Acquisition Corp(3)	Canada	Holding company	n/a	100.00%
Allied Gold Exchange Corp(3)	Canada	Holding company	n/a	100.00%

(1)	Refer to note 6 for further details on the acquisition of the remaining interest in APM Ethiopia Ltd.
(2)	The Consolidated Financial Statements of Allied Gold Corporation are prepared as a continuation of the Consolidated Financial Statements of Allied Gold Corp Limited. Refer to note 6 for further details.
(3)	These subsidiaries were dissolved as part of the corporate reorganization, refer to note 6 for further details.

Foreign currency

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint operation is the US Dollar. In preparing the financial statements of the individual companies, transactions in currencies other than the Company’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Income statement items denominated in foreign currencies are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Foreign exchange gains and losses are included in net earnings/loss. Foreign exchange gains and losses related to income taxes, if any, are reported within the income tax expense line in the Company’s consolidated statement of operations.

Business combinations

A business combination is defined as an acquisition of a business and is accounted for using the acquisition method. A business is an integrated set of activities and net assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

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The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interest issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognised in earnings or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except for:

•	deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 and IAS 19 respectively;
•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Company entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date (see below); and
•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortised but reviewed for impairment at least annually. If the difference above is negative, the resulting gain is recognised as a bargain purchase in earnings or loss.

When the consideration transferred by the Company in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in earnings or loss.

When a business combination is achieved in stages, the Company’s previously held interests (including joint operations) in the acquired entity are remeasured to their acquisition-date fair values and the resulting gain or loss, if any, are recognised in earnings or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to earnings or loss, where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

Acquisition-related costs of a business combination, other than costs to issue equity securities, are expensed as incurred.

When the Company acquires a controlling, but less than 100% interest in an entity that does not constitute a business, and the transaction is therefore, accounted for as the acquisition of an asset or group of assets and liabilities, the Company consolidates the entity and recognizes a non-controlling interest for the portion of the entity it did not acquire. The Company recognizes non-controlling interests that arise in an asset acquisition either at fair value or at the non-controlling interests’ proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis.

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Asset acquisitions

Upon the acquisition of an asset or a group of assets and liabilities that does not constitute a business, the Company identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the group is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

When the acquisition of an asset or a group of assets and liabilities is achieved in stages, the Company’s previously held interests in the acquired assets and liabilities are not remeasured to their acquisition-date fair values and instead, continue to be measured at their carrying values.

Impairment of non-financial assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

If there is any indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss. An impairment loss of assets carried at cost less any accumulated depreciation or amortization is recognised immediately in profit or loss.

The Company assesses at each reporting date whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortization is recognised immediately in profit or loss. Any reversal of an impairment loss of a revalued asset is treated as a revaluation increase.

Revenue recognition

Metal sales includes sales of refined gold and silver which are generally delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices or quotational period prices. Revenue is recognised at the point in time where control is transferred to the customer, considering the following indicators of control:

•	the Company has a present right to payment;
•	the customer has legal title to the gold or silver; and
•	the customer has the significant risks and rewards of ownership of the asset.

Control is transferred when the Company enters into a transaction confirmation for the transfer of gold which is either at the date at which the refining process is completed or at the point of shipment at the gold room at the mines. Revenue is measured at the transaction price agreed under the contracts, and is due immediately upon transfer of the gold to the customer.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. The upfront payment is considered to represent variable consideration, on the basis that the portion of the upfront amount to be allocated to each future ounce will depend on the number of ounces estimated to remain in the mine. In addition, the transaction price is considered to contain a significant financing component, given the long term nature of the upfront payment and the period of time between the receipt of the upfront cash, and the satisfaction of the future performance obligations.

The interest component of the long-term arrangement is recognized in financial charges over the duration of the agreement, which relies on management assumptions related to the remaining production and the life of each mine, as well as the expected future prices for gold. Given this, when the underlying production profile of the mine changes and the reserves and resources are updated (typically in the fourth quarter of each year), the variable portion of the transaction price allocated to each ounce will need to be updated in accordance with the requirements in IFRS 15 relating to changes in variable transaction price. The change in transaction price per unit will therefore result in a retrospective adjustment to revenue in the period in which the change occurs, reflecting the updated number of ounces expected to be delivered under the streaming arrangement. There will also be a corresponding adjustment to the interest charge.

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Any taxes directly related to revenues or other directly related expenditures such as royalty payments are accrued as expenses when the related revenues are recognized.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative standalone prices.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received. The right-of-use asset is subsequently measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurement of the lease liability as described below. The right-of use asset is depreciated using the straight-line method or the UOP method, as appropriate to the asset class, over the lesser of the lease term and the useful life of the asset.

The lease liability is initially measured at the present value of future lease payments, discounted using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate as the discount rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of leased asset.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

Financial instruments

Classification and measurement

The Company classifies its financial instruments into the following categories:

•	Financial assets measured at amortised cost;
•	Financial assets measured at fair value to profit or loss;
•	Financial liabilities measured at amortised cost;
•	Financial liabilities measured at fair value to profit or loss; and
•	Equity instruments.

Classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Management determines the classification of financial assets at initial recognition.

Financial assets held at amortised cost

This classification applies to debt instruments which are held under a hold to collect business model, and which have cash flows that meet the “solely payments of principal and interest” (SPPI) criteria.

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At initial recognition, trade and other receivables that do not have a significant financing component are recognised at their transaction price. Other financial assets are initially recognised at fair value plus related transaction costs. They are subsequently measured at amortised cost using the effective interest method. Any gain or loss on de-recognition or modification of a financial asset held at amortised cost is recognised in the income statement.

Financial liabilities are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability. All financial liabilities are recognised initially at fair value and, in the case of loans, borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, due to and loans from related parties.

Financial assets held at fair value to profit or loss

This classification applies to the derivative asset related to the call option the Company holds as part of its investment in the Ethiopian assets.

Financial liabilities held at amortised cost

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade and other payables are recognised initially at fair value and subsequently are measured at amortised cost using the effective interest method.

Loans and other borrowings

Loans and other borrowings are recorded at the proceeds received, net of direct issue costs. Finance charges are accounted on an accrual basis and are added to the carrying value of the instruments to the extent that they are not settled in the period in which they arise. Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. When an existing financial liability is replaced by another, from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognised in earnings or loss as the modification gain or loss within other gains and losses.

Financial liabilities at fair value through profit or loss

Amounts that may be payable under written put rights or as contingent consideration are initially recorded at their fair value and subsequently remeasured to fair value at each reporting date.

Fair value hierarchy

The financial assets and liabilities that are recognized on the Consolidated Statement of Financial Position at fair value are classified using a hierarchy that is based on the significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Derivative financial instruments

The Company has entered into one derivative financial instrument, being a call option over shares in its investment in APM Ethiopia. Further details of derivative financial instruments are disclosed in note 17.

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Derivatives are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in earnings or loss immediately.

A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Puttable financial instruments

A financial instrument which contains a contractual obligation whereby the issuing entity is or may be required to deliver cash or another financial asset to the instrument holder is classified a financial liability. The contract is accounted for either as a non-derivative financial instrument, or as a derivative asset or liability, depending on the nature of the contract.

A contract that contains an obligation for the entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability for the present value of the liability even if the obligation is conditional on the counterparty exercising a right to redeem. In the event that the option expires unexercised, the liability will be derecognised with a corresponding adjustment to equity.

Deferred consideration

Deferred consideration is treated as a financial instrument to the extent that it constitutes a financial obligation to make fixed cash payments at future dates. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value and fixed timing. It is initially recognised at fair value and subsequently measured at amortised cost.

The increase in the deferred consideration due to the passage of time is recognised as a finance cost in the statement of earnings or loss.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognised at the proceeds received, net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognised and deducted directly in equity. No gain or loss is recognised in earnings or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Impairment of financial assets

A forward-looking expected credit loss (“ECL”) review is required for debt instruments measured at amortised cost or held at fair value through other comprehensive income, financial guarantees not measured at fair value through profit or loss and other receivables that give rise to an unconditional right to consideration.

As permitted by IFRS 9, the Company applies the “simplified approach” to trade receivables and the “general approach” to all other financial assets. The general approach incorporates a review for any significant increase in counterparty credit risk since inception. The ECL reviews include assumptions about the risk of default and expected loss rates.

The Company considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the debtor; or
•	information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company in full (without taking into account any collateral held by the Company.

Equity settled share-based payments

Equity settled share-based payments are measured at fair value at the date of issuance.

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Allied Gold has granted stock options and RSUs to eligible employees, directors and consultants, in accordance with the long-term incentive program approved by the Board. The cost of equity settled transactions is measured by reference to the fair value at the date on which they were granted and is recognised as an expense over the vesting period, which ends on the date the recipient becomes fully entitled to the award. Fair value is determined by using the Black-Scholes option pricing model.

In valuing equity settled transactions, no account is taken of any service and performance conditions (vesting conditions), other than performance conditions linked to the price of the shares of the Company (market conditions). Any other conditions which are required to be met in order for the recipients to become fully entitled to an award are considered to be non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account in determining the grant date fair value.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance or service conditions are satisfied.

At each reporting date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The movement in the cumulative expense since the previous reporting date is recognised in earnings and loss, with a corresponding entry in equity.

Where the terms of the equity-settled award are modified, or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognised over the original vesting period. In addition, an expense is recognised over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognised if the difference is negative.

Where an equity-based award is cancelled (including when a non-vesting condition within the control of the entity or employee is not met), it is treated as if it had vested on the date of the cancellation, and the cost not yet recognised in earnings and loss for the award is expensed immediately. Any compensation paid up to the fair value of the award at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense.

Cash settled share-based payments

Cash settled share-based payments are measured at fair value at the date of issuance, and at each subsequent reporting date, with the difference recorded in earnings or loss for the period.

In valuing cash settled transactions, no account is taken of any service and performance conditions (vesting conditions), other than performance conditions linked to the price of the shares of the Company (market conditions). Any other conditions which are required to be met in order for the recipients to become fully entitled to an award are considered to be non-vesting conditions. Market performance conditions and non-vesting conditions are taken into account in determining the grant date fair value.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance or service conditions are satisfied.

Where the terms of the cash-settled award are modified, or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognised over the original vesting period. In addition, an expense is recognised over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. These are classified as financial assets at amortised cost.

Restricted cash relates to cash amounts that are ring-fenced for due to statutory or other requirements within the jurisdictions that the Company operates in.

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Income Taxes

Income tax expense or recovery comprises of current and deferred tax. Income tax expense or recovery is recognised in the consolidated statements of profit and loss to the extent it relates to items recognized directly in equity or OCI, in which case the related taxes are recognized in equity or OCI.

Current income tax

Current income tax are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current year’s taxable income, which may differ from earnings reported in the consolidated statements of profit and loss due to items or expenses that are not currently taxable of deductible for income tax purposes. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax

Deferred income tax is recognised on the balance sheet method in respect of temporary differences between the carrying amounts of assets and liability for financial reporting purposes and the amounts used the taxation purposes. Deferred tax is not recognised for the following temporary differences:

•	Goodwill or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and
•	Investments in subsidiaries and jointly controlled entities to the extent that the payments can be controlled and it is probable that they will not reverse in the foreseeable future.

Deferred income tax is recognised on the movement in foreign exchange rates on non-monetary assets denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included in the deferred income tax expense or recovery in the consolidated statements of profit or loss.

Deferred tax assets and liabilities are measured based on the expected manner of recovery of the carrying value of an asset or liability. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable earnings will allow the deferred tax asset to be recovered.

Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. Provision for uncertain tax positions is recognised within current tax when management determines that it is probable that a payment will be made to the tax authority. When the uncertain tax position gives rise to a contingent tax liability for which no provision is recognised, the Company discloses tax-related contingent liabilities and contingent assets in accordance with IFRIC 23 and IAS 12.

Inventories

Gold bullion, gold in dore, metal in circuit and ore stockpiles are physically measured or estimated and valued at the lower of cost or net realisable value. Net realisable value is the estimated future sales price of the product the entity expects to realise when the product is processed and sold, less estimated costs to complete production and bring the product to sale. If the ore stockpile is not expected to be processed within 12 months of the reporting date, it is included in non-current assets and the net realisable value is calculated on a discounted cash flow basis.

Cost is determined by using the weighted-average method and comprises direct purchase costs and an appropriate portion of fixed and variable overhead costs, including depreciation and amortization, incurred in converting materials into finished goods, based on the normal production capacity. The cost of production is allocated to joint products using a ratio of spot prices by volume at each month end. Separately identifiable costs of conversion of each metal are specifically allocated.

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Materials and supplies are valued at the lower of cost or net realisable value. Obsolete and redundant stock is written off as identified during regular reviews. Slow-moving obsolescence provisions are determined by reference to specific items of stock on a systematic basis, considering critical and non-critical stock as well as the most recent utilisation of stock in the provision. Any items identified as damaged or obsolete are directly expensed.

Property, plant and equipment

Cost

Property, plant and equipment is stated at historical cost less accumulated depreciation and any identified impairment loss. The cost comprises the purchase price, together with any incidental expense of acquisition.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance expenses are charged to the statement of earnings or loss during the financial period in which they are incurred. Mine development costs include expenditure in respect of exploration and evaluation, previously accumulated and carried forward in relation to areas of interest in which development or construction is underway.

Depreciation and Amortization

Depreciation begins when an asset is available for its intended use and is spread over its useful lives so as to expense the cost of property, plant and equipment (other than properties under construction) using the straight-line method or unit of production (“UoP”) based on ounces produced, as appropriate, not exceeding the life of the mine, as follows:

For years ended December 31,
	2023	2022
Plant and machinery	1-8	1-8
Site improvements	UoP	UoP
Buildings and construction	UoP	UoP

Each item’s economic life has due regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which it is located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of earnings or loss.

Major maintenance and repairs

Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was fully depreciated or written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalised.

Exploration and evaluation assets

These assets relate to the exploration and evaluation expenditures incurred in respect of resource projects that are in the exploration and evaluation stage. Exploration and evaluation expenditures include costs which are directly attributable to acquisition and evaluation activities, assessing technical feasibility and commercial viability. These expenditures are capitalised using the full cost method until the technical feasibility and commercial viability of extracting the mineral resource of a project are demonstrable. During the exploration period, exploration and evaluation assets are not amortised.

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Drilling and related costs that are for general exploration, incurred on sites without an existing mine, or on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are classified as greenfield exploration expenditures and capitalised in accordance with IFRS 6.

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are classified as brownfield activities and are capitalised as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.

Where the Company acquires an interest in exploration concessions which do not meet the definition of a business, these are accounted for as farm-in arrangements. A farm-in arrangement is an agreement by which the owner of operating rights in a mineral property right (the farmor) transfers a part of that interest to a second party (the farmee) in return for the latter’s payment of all of the costs, or only specified costs, to explore the property and, perhaps, to carry out part or all of the development of the property if reserves are found. The Company had certain farm-in arrangements for exploration assets in which it accounts for on an accrual basis under IFRS 6.

At the end of each reporting period, exploration assets are reviewed for impairment indicators in accordance with IFRS 6.20, such as:

i)	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
ii)	Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.
iii)	Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full of successful development or by sale.

If such indicators exist, the asset is tested for impairment and the recoverable amount of the asset is estimated. If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated statements of earnings and loss.

The costs of exploration assets are not subject to amortization until they are included in the life-of-the-mine plan and production has commenced.

Once the technical feasibility and commercial viability of extracting a mineral resource of a project are demonstrable, typically at the point at which a JORC-compliant resource is determined, the exploration assets are deemed to move into the development phase. The relevant asset is assessed for impairment, and any impairment loss recognized, prior to the balance being reclassified either as a development asset in property, plant and equipment if the Company is deemed to have control over the business, or as a joint venture should the Company have joint control.

The determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgment and assessment of all relevant factors. In general, technical feasibility may be demonstrable once a positive feasibility study is completed. When determining the commercial viability of a project, in addition to the receipt of a feasibility study, the Company also considers factors such as the availability of project financing, the existence of markets and/or long-term contracts for the product, and the ability of obtaining the relevant operating permits.

All subsequent expenditures to ready the property for production are capitalised within development assets, other than those costs related to the construction of property, plant and equipment.

Once production has commenced, all costs included in development assets are reclassified to mine development costs and are subject to impairment under IAS 36, which requires assets to be assessed for indicators of impairment at least annually.

Exploration and evaluation expenditures incurred prior to the Company obtaining mineral rights related to the property being explored are recorded as an expense in the period in which they are incurred.

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Mining interests

Mining interests are recorded as intangible assets when acquired as part of a business combination or when reclassified from exploration and evaluation assets. They are measured on initial recognition at cost or at fair value when acquired as part of a business combination. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses.

Mining interests are amortised over their useful lives. The useful life is assessed on the basis of terms set up by the mineral license (contract) and estimated mineral reserves and resources subject to such license (contract). The remaining useful life of each mining interest is reassessed annually on the basis of the latest life-of-mine models.

Under the standards, the concept of fair value, in the context of a business combination, considers assumptions as to how market participants would benefit from use of the acquired assets. Market participants would include all potential buyers whether or not the potential buyer is engaged in discussions with the seller of the business.

The mineral interests were calculated based on the Residual Approach. Due to the finite life of mining operations, capitalised approaches are not appropriate. Therefore, the income approach, specifically the DCF approach was used to determine the value of the mining operations. The fair value of mining operations represents the fair value of the collective assets required to operate the mine. In arriving at a calculation of value using the DCF approach, the free cash flows generated from the mining operations are discounted at an appropriate discount rate to reflect the risk and time value of the cash flows.

Under the residual approach, the value of the mineral interest associated with a mining operation is calculated by deducting the fair value of all the assets required to conduct the mining operations from the value of the mining operations determined under the DCF approach. These assets and liabilities often include, but are not limited to, the following assets:

•	property, plant and equipment used at the mine;
•	short-term and long-term stockpile inventory included in generating the cash flows;
•	decommissioning liabilities required to restore the mine site;
•	opening working capital balance required to operate the mine; and
•	other contributory assets to the cash flows.

The resulting value represents the fair value of the mineral interest in the mining operations.

The mining interests are amortised on a units of production basis.

Amortization of mining interests is charged to cost of sales for the period.

Capitalised stripping costs

Stripping (waste removal) costs are incurred during both the development phase and the production phase of mining. Capitalisation of waste stripping requires the Company to make judgements and estimates in determining the amounts to be capitalised. In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalised and included in the carrying amount of the related mining property.

During the production phase of a mine, stripping costs will be recognised as an asset only to the extent that the following conditions are met:

•	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
•	The entity can identify the component of the ore body (mining phases) for which access has been improved; and
•	The costs relating to the stripping activity associated with that component can be measured reliably.

Where the benefits are realised through inventory produced in the period, the related stripping costs are recorded in the cost of inventory. Otherwise, if any of the criteria are not met, the production stripping costs are charged to earnings or loss as operating costs as they are incurred. If the costs of the inventory produced and the stripping cost asset are not separately identifiable, a relevant production measure is used to allocate the production stripping costs between the inventory produced and the stripping cost asset. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The Company uses the expected volume of waste extracted compared with the actual volume for a given volume of ore production of each component.

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Stripping costs incurred and capitalised during the development and production phase are depleted using the unit-of production method over the reserves and of the area that directly benefit from the specific stripping activity.

Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as mine production costs and are costs of sales.

Assets Under Construction

Assets under construction are capitalized as ‘Construction in Progress’ until the asset is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized. Borrowing costs, including interest, associated with projects that are actively being prepared for production are capitalized to Construction in Progress. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. The borrowing costs eligible for capitalization are determined by applying a capitalization rate, which is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, to the expenditures on the asset. Capitalized interest costs are amortized on the same basis as the related qualifying asset.

Provisions

Provisions (other than those relating to employee benefits) are recognised when the company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provision for mine rehabilitation

The Company records the present value of the estimated cost of legal and constructive obligations (such as those under the Company’s Environmental Policy) to rehabilitate locations where activities have occurred which have led to a future obligation. The nature of rehabilitation activities includes dismantling and removing structures, rehabilitating mines, dismantling operating facilities, closure of plant and waste sites and restoration, reclamation and revegetation of affected areas.

Typically, the obligation arises when the asset is installed, or the ground/environment is disturbed at the mining location. When the liability is initially recorded, the present value of the estimated cost is capitalised as part of the carrying amount of the related mining assets. Over time, the discounted liability is increased for the change in the present value based on a discount rate that reflects current market assessments as well as inflation. The inflation and discount rate used is determined based on current market assessments, and takes into consideration whether the liability is influenced by costs denominated in US dollars, or incurred locally. Additional disturbances or changes in rehabilitation costs will be recognised as additions or changes to the corresponding asset and rehabilitation liability when incurred. Although the ultimate cost to be incurred is uncertain, the Company has estimated its costs based on feasibility and engineering studies using current restoration standards and techniques.

The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings or loss.

The carrying amount capitalised as a part of mining assets is depreciated/amortised over the life of the related asset.

4.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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In particular, the Company has identified a number of areas where significant judgements, estimates and assumptions are required. Further information on each of these areas and how they impact the various accounting policies are described and highlighted separately with the associated accounting policy note within the related qualitative and quantitative note, as described below.

Mineral Reserve and Mineral Resource Estimates

Key Sources of Estimation Uncertainty

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit, which may materially and adversely affect the results of operations or financial condition. Mineral reserve data are not indicative of future results of operations. Evaluation of mineral resources is conducted from time to time and mineral resources may change depending on further geological interpretation, drilling results and metal prices. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Differences between management’s assumptions, and actual events including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for the Company’s LOM (“LOM”) plans, which are used for a number of important business and accounting purposes, including:

•	Determination of the useful life of property, plant and equipment and measurement of the depreciation expense;
•	Capitalization and amortization of stripping costs;
•	Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability;
•	Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of cash-generating units (“CGU”);
•	Forecasting the timing of royalty payments stemming from business combination agreements;
•	Estimates of the outlays and their timing for asset retirement obligations; and
•	Variable revenue and recognition of deferred revenues related to streaming arrangements.

Estimated Recoverable Ounces

Key Sources of Estimation Uncertainty

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable mineral reserves plus a portion of mineral resources. The Company includes a portion of mineral resources where it is considered probable that those mineral resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Critical Judgements in Applying Accounting Policies

Management has determined that exploration and evaluation costs incurred during the year and costs associated with projects under construction have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise, existing permits and life of mine plans.

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Streaming arrangements

Critical Judgements in Applying Accounting Policies

The Company enters into streaming contracts with investors whereby the investor provides upfront funding for the mining operations in exchange for the right to purchase a portion of future metal production for a fixed price. The classification of such contracts as either financial instruments or revenue contracts is determined based on whether the entity expects to deliver non-financial assets held for its own-usage requirements, or through cash or other financial assets. This assessment is based on Management’s judgement, considering both its reason for holding the contract and its established practices.

The Company enters into metal streaming arrangements for the purposes of funding its mining operations and intends to settle its obligations by delivering gold produced in its own operations, with no right to substitution or net settlement. Accordingly, these contracts meet the requirements to be recorded as revenue contracts in accordance with IFRS 15.

Recoverability of other receivables

Critical Judgements in Applying Accounting Policies

Other receivables include amounts owed from the governments of countries in which the Company operates in relation to recoverable value added taxes (“VAT”). Management applies judgement in determining the timing and recoverability of these balances, taking into consideration its efforts with the relevant governments under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes, which are subject to change.

Capitalisation of exploration costs

Critical Judgements in Applying Accounting Policies

Management uses judgement in assessing the future economic benefits for the capitalisation of exploration and evaluation costs under IFRS 6. The economic viability of each project is assessed using geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and the Company’s ability to renew these permits as well as the life of mine plans.

The Company is currently in the process of renewing certain of its exploration licences, which expire in 2024. Management is confident in the judgement that these will be renewed in due course.

Embedded leases - contractor mining

Critical Judgements in Applying Accounting Policies

In applying the accounting policy for leases described in note 3 to its mining contracts, management have assessed whether the contracts for contractor mining services contain a lease for the equipment the contractors use to provide the mining services. In making their assessment, management have applied a critical accounting judgement that the contracts do not give the Company the ability to direct the use of the equipment used in providing mining services, and therefore no lease exists within these contracts.

Impairment and reversal of impairment assessment of non-financial assets

Key sources of estimation uncertainty

Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control.

If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU’s recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 20).

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In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 19).

Critical Judgements in Applying Accounting Policies

Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets.

Mine Rehabilitation Provision

The Company’s mining operations are subject to various environmental protection laws and regulations. The Company has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Company would reasonably pay to settle its obligation on the site closing date.

Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on amendments to laws and regulations, or as new events occur, in accordance with industry practice.

The key judgements and estimates when determining the provision are:

•	The timing in terms of when the rehabilitation will take place;
•	The method and cost of the rehabilitation upon the end of the life of the mine;
•	The inflation rate, and
•	The discount rate used.

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized at the end of the life of the mine. The present value of expected cash outflows were estimated using existing technology and discounted using real risk-free rates:

	2023	2022
Discount rate used - Bonikro	2.50%	3.96%
Discount rate used - Agbaou	2.63%	3.99%
Discount rate used - Sadiola	3.84%	4.14%

Management performed an analysis of the reasonably possible change of discount rates used and its effect on the environmental provision as at December 31, 2023 and 2022. This is included in note 26.

Income Taxes and Recoverability of Deferred Tax Assets

Critical Judgements in Applying Accounting Policies

In assessing the probability of deferred tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

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The Company considers whether relevant tax planning opportunities are within the Company’s control, are feasible, and are within management’s ability to implement. Examination by applicable tax authorities is based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Income, Value Added, Withholding and Other Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations. The operations of mines within West Africa result in: complex relationships with government tax authorities, the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions and therefore could necessitate future adjustments to tax income and expense already recorded or not yet recorded.

The Company’s current tax provision includes $1.7 million relating to Management’s assessment of the amount of tax payable on uncertain tax items. Due to the uncertainty associated with such tax items, there is a possibility that, on conclusion of open tax matters at a future date, the final outcome may differ significantly.

Share-based payments

The Company recognizes compensation expense for share-based transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires making assumptions and determining the most appropriate inputs to the valuation model and estimating the number of units expected to vest. The inputs used in the valuations are presented in note 29.

Put option liabilities

The valuation of the put option liabilities inherently incorporates uncertainties related to the fair value of the share price at a future settlement date. At each reporting date, the Company’s records the liability based on the most reasonable expectations of future accretion in value, discounted to the present value of the liability. If the future share value differs from the current estimate, the difference in redemption value will be recorded as a gain or loss in the period in which the estimate is revalued.

Deferred and contingent consideration

The Company’s has recognised the present value of deferred and contingent consideration in respect of a number of its assets.

Key sources of estimation uncertainty

The value of contingent consideration payments can depend on a number of factors, including the performance of the underlying asset, the timing of milestones being reached, and the discounting factors, which are based on the estimated cost of similar borrowing. These represent estimates and uncertainties which may prove to be materially different in future periods. The value of deferred consideration payments are contingent only on the passage of time, with an agreed undiscounted value.

Accounting for contingent consideration payable on an asset acquisition

In accounting for the cash component of contingent consideration payable on an asset acquisition, including future royalties, no obligation for the cash component of contingent consideration payable based on the future performance of the asset and actions of the Company is recognized at the date of purchase of the related asset.

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5.            NEW STANDARDS INTERPRETATIONS AND AMENDMENTS

Adoption of new accounting standards

The following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2023 and have been incorporated into the consolidated financial statements:

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).
•	Definition of Accounting Estimates (Amendments to IAS 8).
•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income Taxes).
•	International Tax Reform - Pillar Two Model Rules. Amendments to IAS 12 Income Taxes were issued to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s international tax reform. The amendments became effective upon issuance, except for certain disclosure requirements which become effective for annual reporting periods beginning on or after January 1, 2023.

The adoption of these pronouncements did not have a significant impact in the consolidated financial statements.

New accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2023:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) effective for annual periods beginning on or after January 1, 2024.
•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases) effective for annual periods beginning on or after January 1, 2024.
•	Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted.
•	Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) effective for periods on or after January 1, 2024.
•	Lack of exchangeability (Amendments to IAS 21) effective for periods on or after January 1, 2025.

The Company anticipates that all the pronouncements will be adopted for the first period beginning after the effective date. The adoption of the new and amended standards are not expected to have a material impact on the Company’s consolidated financial statements.

6.            ACQUISITIONS AND TRANSACTIONS

Reverse take-over and public listing of Allied Gold Corporation

On September 7, 2023, a three-corner amalgamation involving, inter alia, the Company, Allied Gold Corp Limited (“AGCL”) and Allied Merger Corporation (“AMC”) was completed.

The purpose of the amalgamation was to combine AGCL, which operates gold assets in Africa; AMC, a company created by former executives of Yamana Gold, and the Company, a reporting issuer in Canada.

In anticipation of the amalgamation, AGCL migrated its domicile from Jersey to the Seychelles, and collapsed with its former majority shareholder, Allied Gold Corp (a company limited by shares, incorporated in the Seychelles), eliminating historic intercompany and investment balances held in the two.

The amalgamation resulted in AMC and AGCL merging, and the combined entity becoming a wholly-owned subsidiary of Mondavi. On completion of the amalgamation the former Mondavi changed its name to Allied Gold Corporation (“the Company”) in (“the Transaction”). For accounting purposes, this resulted in the reverse take-over of former Mondavi, by AGCL.

In accordance with IFRS 3 - Business Combinations (“IFRS 3”), the amalgamation of AGCL and AMC did not meet the definition of a business, as it did not have processes capable of generating outputs, and therefore did not meet the definition of a business. This therefore represented a share-based payment transaction under IFRS 2 - Share-based payment (“IFRS 2”) whereby the shares of AMC were obtained in exchange for shares of the AGCL. Furthermore, under IFRS 3 the Company identified AGCL, as the acquirer in the transaction with former Mondavi, as the prior shareholders of AGCL hold the majority of the shares of the amalgamated Company. As the acquiree, being former Mondavi, did not have processes capable of generating outputs, it did not meet the definition of a business and so this also represented a share-based payment transaction under IFRS 2, whereby AGCL obtained Mondavi in exchange for shares of AGCL.

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Immediately prior to completion of the Transaction, former Mondavi consolidated 28,148,670 shares on a ratio of 1 post-consolidated common share to 62.6308 common shares issued and outstanding immediately prior to the consolidation resulting in 449,442 shares of the amalgamated group.

AGCL consolidated 417,741,925 ordinary shares (“AGCL shares”) on the basis of 1 post-consolidation share to 2.2585 pre-consolidation share (note 28) resulting in 184,964,323 shares of the amalgamated group. The same ratio was used to consolidate 120,858,589 AMC common shares (“AMC shares”) which included 81,218,844 shares issued as part of a private placement on August 30, 2023, resulting in 53,512,735 shares of the amalgamated group.

At the date of the Transaction, to reverse into Mondavi, AGCL issued 449,442 shares at $4.45 per share, for a total consideration of $2.2 million (including liabilities assumed) and, AGCL issued 17,551,325 shares at $4.45 per share, for a total consideration of $78.1 million to acquire AMC. The $2.2 million and $78.1 million (total $80.3 million) consideration was accounted for as listing services fees and presented within Other losses (note 11) in the condensed consolidated interim statement of profit and loss.

Following the Transaction, the Company had an aggregate of 238,926,500 common shares.

Private placement and Convertible debentures issued

On August 30, 2023, the Company issued 81,219,000 common share subscription receipts at a price of $1.97 each and 107,279 convertible debenture subscription receipts at a price of $1,000 each, for total gross proceeds of $267.3 million. Transaction costs incurred in the issuance of the subscription receipts amounted $7.5 million and were recorded through equity (note 28), while $5.3 million transaction fees related to the issuance of the convertible debenture have been deferred over the life of the instrument (note 25). Upon completion of the Transaction, on September 7, 2023, the common share and convertible debenture subscription receipts were exchanged for common shares and convertible debentures of the Company at a rate of 1:1. The convertible debentures bear interest at 8.75% annually, payable in arrears semi-annually on September 30 and March 31, and a maturity date of 5 years.

Equity and Preferred shareholder put options

The public listing of the Company represented a liquidity event as defined for both the equity put option and the preferred shareholder put option liability previously recorded by AGCL. As a result of the listing, both put options were extinguished without payment. The Company de-recognized both put options by extinguishing the related equity components and the historical fair value adjustments, as follows:

Fair Value
Preferred shareholder put option liability at December 31, 2022	$118,398
Revaluation of preferred shareholder put option liability	10,943
Extinguishment of preferred shareholder put option liability:
Reversal of other reserves in equity	(39,678)
Reversal of revaluations to profit & loss reserve	(89,663)
Preferred shareholder put option liability at December 31, 2023	$—

Fair Value
Equity put option liability at December 31, 2022	$40,000
Addition to equity put option liability	10,000
Extinguishment of equity put option liability:
Reversal of other reserves in equity	(40,000)
Reversal of modification to profit & loss reserve	(10,000)
Equity put option liability at December 31, 2023	$—

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The total loss recognized in the year for the revaluation of the put options prior to their de-recognition was $20.9 million (December 31, 2022 - $11.9 million loss). An additional $0.9 million loss (December 31, 2022 - $0.5 million loss) was also recognized for the revaluation and subsequent write-off of a call option held with APM Ethiopia Ltd.

Asset acquisition of APM Ethiopia Ltd

On September 6, 2023, in contemplation of the Transaction described above, the Company completed the acquisition of the remaining shares of APM Ethiopia Ltd. (“APM”), a company owner of the Kurmuk Project, in which it previously held a 64.46% interest. The Company had previously concluded that the 64.46% ownership interest did not result in control of APM, and therefore accounted for the exploration asset as farmed-in under IFRS 6 - Exploration for and evaluation of mineral resources (“IFRS 6”).

In exchange for the 35.54% additional interest, the Company paid a total consideration estimated of $110.1 million, including an initial consideration of 11,797,753 common shares, at a price of $4.45, equivalent to $52.5 million, and a deferred consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments is described in more detail in note 30.

The Company used assumptions that best estimated the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $57.4 million as of September 30, 2023, of which $23.1 million is presented as current liability and $34.3 million is presented under non-current liabilities.

Upon acquiring the remaining interest, the Company assessed the acquisition under IFRS 3 and concluded it to be an asset acquisition. Significant judgement was required to determine that the application of this accounting treatment was appropriate for the transaction. These included, among others, the determination that APM was not considered a business under IFRS 3, as it did not have processes and outputs that together constitute a business.

The Company de-recognized the Exploration and evaluation asset held under farmed-in accounting in the amount of $79.1 million previously recorded at cost and began consolidating APM as a wholly own subsidiary. The initial investment was $79.1 million, with the additional consideration paid of $110.1 million, including present value discount of $9.9 million, and net assets acquired of $65.8 million (which includes $61.5 million of exploration and evaluation assets), resulted in an excess value of $123.4 million, allocated to the Exploration and evaluation asset.

Allocation of assets acquired, and liabilities assumed are described below:

September 7, 2023
Consideration
Previously recognized farm-in investment	$79,099
Consideration paid in shares	52,500
Deferred consideration	67,500
Present value discount at 8%	(9,939)
Consideration	$189,160

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September 7, 2023
Net assets acquired
Current assets
Cash and cash equivalents	$201
Trade receivables, prepayments, and other receivables	972
Other current assets	1,453
Non-current assets
Exploration and evaluation assets	184,920
Property, plant and equipment	1,926
Current liabilities
Trade and other payables	(290)
Other current payables	(22)
Net assets acquired	$189,160

The Company previously held a call option to purchase an additional 5.54% interest in APM, which was recorded as a derivative financial asset and valued at $0.8 million as of December 31, 2022 (note 17). Upon completing the acquisition of the additional interest in APM, the call option was extinguished and its value written-off to Other losses as of December 31, 2023.

Asset acquisition of Diba project

On November 9, 2023, the Company acquired all of the shares of Legend Mali (BVI) III Inc., owner of the Diba project located in Mali, from a wholly-owned subsidiary of Elemental Altus Royalties Corp. The Company determined that the assets and processes acquired do not constitute a business under IFRS 3, Business Combinations and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

November 9, 2023
Consideration
Cash consideration	$1,000
Deferred consideration	1,000
Present value discount at 8%	(63)
Consideration	$1,937

The deferred consideration shall become payable in cash upon the earlier of 90 days after the date of commencement of Commercial Production; and December 31, 2025.

The purchase consideration also includes three additional cash payments of: $2.0 million due no later than 90 days after producing 100,000 ounces of gold from the Korali-Sud project, $1.0 million due no later than 90 days after producing 150,000 cumulative ounces of gold, and $1.0 million due no later than 90 days after producing 200,000 cumulative ounces of gold.

Furthermore, the purchase consideration also includes contingent consideration in the form of a Net Smelter Return (“NSR”) of 3% for the first 226,000 ounces of gold produced or recovered from the Diba project, and 2% for any ounces of gold produced in excess of the first 226,000 ounces.

As at the Completion date, no obligation for the cash component of contingent consideration payable based on the future performance of the asset acquired and actions of the Company is recognized.

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The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

November 9, 2023
Net assets acquired
Other current assets	$95
Property, plant and equipment	17
Exploration and evaluation assets	3,831
Other payables	(2,006)
Net assets acquired	$1,937

7.            OPERATING SEGMENTS

The Company operates in Côte d’Ivoire (Bonikro & Hiré mines and Agbaou mine), Mali (Sadiola mine), Ethiopia (Kurmuk Project) and has its Corporate office in Canada. Upon the acquisition of the increased interest in APM (note 6), the Company added the Kurmuk Project as a new reporting segment, since it represents 23% of the Company’s consolidated total assets and is reviewed as a separate segment by the Company’s chief operation decision maker.

The following table provides the Company’s results by operating segment in the way information is provided to and used by the Company’s chief operating decision maker, being the Company’s Senior Executive Group, to make decisions about the allocation of resources to the segments and assess their performance. The Company considers each of its operational mines to be a separate segment, with the exception of the Bonikro and Hiré mines which form a single segment due to the interrelationships in the operations of the mines. Corporate legal entities are aggregated and presented together as part of the “other” segment on the basis of them sharing similar economic characteristics at December 31, 2023.

Year ended December 31, 2023	Sadiola mine	Bonikro & Hiré mines	Agbaou mine	Total
Revenue	$327,612	$191,777	$136,301	$655,690
Cost of sales, excluding depreciation and amortization	(248,413)	(112,884)	(142,080)	(503,377)
Depreciation and amortization	(7,556)	(34,215)	(3,753)	(45,524)
Gross profit (loss)	$71,643	$44,678	$(9,532)	$106,789

Year ended December 31, 2022	Sadiola mine	Bonikro & Hiré mines	Agbaou mine	Total
Revenue	$316,057	$163,557	$189,936	$669,550
Cost of sales, excluding depreciation and amortization	(258,925)	(102,355)	(125,542)	(486,822)
Depreciation and amortization	(6,182)	(19,222)	(27,923)	(53,327)
Gross profit	$50,950	$41,980	$36,471	$129,401

Balances at December 31, 2023	Sadiola mine	Bonikro & Hiré mines	Agbaou mine	Kurmuk Project	Other	Total
Current assets	$102,995	$53,082	$27,767	$2,960	$105,483	$292,287
Non-current assets	220,573	189,415	42,813	206,840	4,360	664,001
Total assets	$323,568	$242,497	$70,580	$209,800	$109,843	$956,288

Current liabilities	$77,270	$57,142	$52,317	$24,424	$38,473	$249,626
Non-current liabilities	94,491	24,360	40,159	35,257	131,358	325,625
Total liabilities	$171,761	$81,502	$92,476	$59,681	$169,831	$575,251

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Balances at December 31, 2022	Sadiola mine	Bonikro & Hiré mines	Agbaou mine	Other	Total
Current assets	$70,448	$42,387	$38,221	$9,856	$160,912
Other non-current assets	194,889	180,607	29,059	93,531	498,086
Total assets	$265,337	$222,994	$67,280	$103,387	$658,998

Current liabilities	$58,278	$55,527	$86,696	$37,845	$238,346
Non-current liabilities	77,368	44,545	33,805	153,569	309,287
Total liabilities	$135,646	$100,072	$120,501	$191,414	$547,633

8.            REVENUE

	For years ended December 31,
	2023	2022
Gold	$654,732	$668,584
Silver	959	967
Total sales revenue	$655,691	$669,551

The Company is not economically dependent on a limited number of customers for the sale of gold because gold can be sold through numerous commodity market traders worldwide.

9.            COST OF SALES

	For years ended December 31,
	2023	2022
Mine production costs	$455,789	$443,874
Royalties	45,008	40,597
Refining	2,580	2,350
Cost of sales, excluding depreciation and amortization	$503,377	$486,821
Depreciation	$31,031	$33,050
Amortization of mining interests	14,493	20,277
Depreciation and amortization	$45,524	$53,327
Cost of sales	$548,901	$540,149

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10.          GENERAL AND ADMINISTRATIVE

	For years ended December 31,
	2023	2022
Consulting fees	$13,886	$7,699
Office and IT expenses	3,897	2,083
Professional fees	12,728	11,395
Salaries and related benefits(1)	23,475	18,759
Travel and lodging and other G&A	10,133	6,630
Total general and administrative	$64,119	$46,566

(1)	Includes share-based compensation expense in the amount of $7.3 million for the year ended December 31, 2023 ($8.4 million for the year ended December 31, 2022).

11.            OTHER LOSSES (GAINS)

	For years ended December 31,
	2023	2022
Transaction related costs	$17,646	$—
Share-based listing costs(1) (note 6)	80,325	—
Compensation and change of control fees(1)	49,077	—
Other losses (gains)	5,810	(646)
Total other losses (gains)	$152,858	$(646)

(1)	Substantially all of these amounts were paid to related parties.

12.            IMPAIRMENT OF ASSETS

The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified. For the year ended December 31, 2023, the Company performed a review for indicators of impairment at each of the CGUs and evaluated key assumptions. These included considering any revisions to the mine plan including current estimates of recoverable mineral reserves and resources, recent operating results and future expected production. For the Sadiola, Agbaou and Bonikro-Hiré CGUs, the Company concluded that there were no impairment indicators.

In December 2023, the Company evaluated the advancement of the Kurmuk project, concluding it had started the development stage. Accordingly, the project was reclassified from an exploration and evaluation asset to a construction-in-progress asset, and an impairment test was performed in accordance with IFRS 6 - Exploration and evaluation assets. The recoverable amount of the Kurmuk CGU was determined by calculating the Fair Value Less Cost of Disposal (“FVLCD”). The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were reserves and resources, the life-of-mine production profile, construction expenditures, future capital and operating expenditures, estimated commencement of operations date, future gold prices, future foreign exchange rates, and discount rate.

The estimate of future cash flows were derived from the most recent life-of-mine plans and technical reports. Management estimated gold prices based on observable market data, including the spot price and industry analysts’ forecasted prices. The Company used an estimated gold price of $1,882 per ounce for 2025, $1,845 per ounce for 2026, $1,817 per ounce for 2027, and $1,745 per ounce thereafter. The future cash flows used to calculate the FVLCD were discounted using a real after-tax weighted average cost of capital of 13.9% for the Kurmuk CGU, which reflected specific asset and market risk factors. As a result of the impairment test performed for the Kurmuk CGU, it was determined that the estimated recoverable amount of the CGU was greater than its carrying amount and no impairment was required for the year ended December 31, 2023.

During the year ended December 31, 2023, the exploration licenses in Egypt lapsed resulting in a write-off of $19.6 million, corresponding to the expenses incurred to date on the Egyptian projects.

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13.          FINANCE COSTS

	For years ended December 31,
	2023	2022
Interest expenses from financial liabilities
Borrowings	$7,853	$9,005
Accretion on deferred and contingent consideration (note 30)	6,850	5,698
Other finance costs
Accretion of environmental obligations (note 26)	7,011	3,250
Financing component of streaming arrangement (note 24)	4,290	4,704
Other interest expense	580	1,340
Foreign exchange	4,223	5,947
Total finance costs	$30,807	$29,944

14.          INCOME TAX EXPENSE

Tax expense for the year ended December 31, 2023, was $6.0 million (year ended December 31, 2022: $49.1 million). The main movements for the period are as follows:

	For years ended December 31,
	2023	2022
Current tax:
Current tax expense in respect of the current year	$37,590	$41,081
Adjustment in respect of prior years	5,352	1,964
Current income tax expense	$42,942	$43,045

Deferred tax:
Deferred income tax (recovery) expense recognized in the current year	$(28,577)	$6,069
Adjustments in respect of prior years	(1,801)	—
Foreign exchange	(6,609)	—
Deferred income tax (recovery) expense	$(36,987)	$6,069

Income tax expense	$5,955	$49,114

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	For years ended December 31,
Description	2023	2022
(Loss) earnings before income taxes	$(185,585)	$54,320
Canadian statutory tax rate (%)	26.5%	26.5%

Expected income tax (recovery) expense	(49,180)	14,395
Impact of (lower) higher foreign tax rates (i)	30,826	19,754
Permanent differences (ii)	34,740	3,081
Unused tax losses and tax offsets (recognized) not recognized in deferred tax assets	(11,844)	9,312
Unrealized foreign exchange losses (gains) in tax expense	(9,994)	2,790
True-up of tax provisions in respect of prior years	3,552	1,964
Withholding taxes	2,264	—
Tax on Extinguishment of Exchangeable Share Structure	5,950	—
Other	(359)	(2,182)
Income tax expense	$5,955	$49,114

Income tax expense is represented by:
Current income tax expense (recovery)	$42,942	$43,045
Deferred income tax (recovery)/expense	(36,987)	6,069
Net income tax expense (recovery)	$5,955	$49,114

Certain of the comparative numbers have been reclassified to conform with the current year presentation.

(i) The Company operates in foreign tax jurisdictions that have tax rates that differ from the Canadian statutory rate. Côte d’Ivoire is taxable at a rate of 25% and Mali is taxable at a rate of 30%. In addition, the Company has expenses in jurisdictions that are not taxable.

(ii) Permanent differences include $33.4 million of non-deductible transaction costs.

Income tax expense

No amounts relating to tax credit have been recognized in other comprehensive income or directly in equity.

Deferred tax

The following is an analysis of the deferred income tax assets (liabilities) presented in the consolidated balance sheets:

	As at December 31,	As at December 31,
	2023	2022
The net deferred income tax assets (liabilities) are classified as follows:
Deferred tax assets	$36,146	$8,156
Deferred tax liabilities	(3,128)	(12,125)
	$33,018	$(3,969)

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		Charge (credit) to
December 31, 2023	Opening balance	profit and loss	Closing balance
ARO	$(937)	$6,946	$6,009
Deferred stripping	9,759	16,162	25,921
PP&E	2,059	20,204	22,263
Mining interests	(16,999)	(17,111)	(34,110)
Inventory	4,125	2,974	7,099
Financial liabilities	(1,976)	1,976	—
Provisions	—	4,731	4,731
Losses	—	1,105	1,105
	$(3,969)	$36,987	$33,018

		(Credit) charge to
December 31, 2022	Opening balance	profit and loss	Closing balance
ARO	$607	$(1,544)	$(937)
Deferred stripping	19,226	(9,467)	9,759
PP&E	660	1,399	2,059
Mining interests	(21,128)	4,129	(16,999)
Inventory	6,272	(2,147)	4,125
Financial liabilities	(3,537)	1,561	(1,976)
	$2,100	$(6,069)	$(3,969)

A deferred income tax asset in the amount of $22.5 million has been recognized in relation to Mali and $13.6 million in relation to Côte d’Ivoire (2022: nil in Mali; $8.2 million in Côte d’Ivoire). The deferred income tax asset consists mainly of deductible temporary differences and tax losses. Projection of taxable profits from various sources were used to support the recognition of the assets. The future projected income could be affected by metal prices and quantities of proven and probable reserves. If these factor or other circumstances change, we would reassess our ability to record the deferred income tax asset relating to the temporary differences.

Unrecognized Deductible Temporary Differences and Unused Tax Losses

The deferred tax assets have not been recognized as it is not considered probable that there will be future taxable earnings available to offset them against. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that future taxable earnings will allow the deferred tax asset to be recovered. At the reporting date, the Company has unrecognized deferred tax assets as follows:

	For the years ended December 31
	2023	2022
Deductible temporary differences (no expiry)	$33,603	$17,477
Operating losses	8,253	—
Unrecognized deferred tax assets	$41,856	$17,477

Unrecognized Taxable Temporary Differences Associated with Investment and Interest in Subsidiaries

As at December 31, 2023, an aggregate temporary difference of $400.9 million (2022: $401.6 million) related to investments in subsidiaries was not recognized because the Company is able to control the timing of the reversal of the temporary difference and it is possible that the temporary difference will not reverse in the foreseeable future.

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OECD Pillar Two Model Rules

In December 2021, the Organization for Economic Co-operation and Development (OECD) issued model rules for a new global minimum tax framework (Pillar Two), and various governments around the world have issued, or are in the process of issuing, legislation on this. In Canada, the government released draft legislation on Pillar Two in August 2023. While Pillar Two will not apply to the Company at the current time, the Company is in the process of assessing the full impact on future years.

15.          (LOSS) EARNINGS PER SHARE

Basic loss per share and the reconciliation of the number of shares used to calculate basic loss per share are as follows:

	For years ended December 31,
	2023	2022
Net loss attributable to shareholders of the Company	$(208,482)	$(7,421)

Weighted average shares issued and outstanding post-consolidation(1)	203,054,071	181,125,787
Weighted-average shares outstanding - basic	203,054,071	181,125,787

Basic loss per share	$(1.03)	$(0.04)

(1)	AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio described in note 6.

The number of shares that can be converted to settle the convertible debenture issued on September 7, 2023 (note 25) as well as the RSUs granted on September 6, 2023, have not been included in the calculation of diluted loss per share as their effect would be anti-dilutive.

Furthermore, as described in note 30, the Company can settle the obligation from the deferred consideration arrangement with APM Ethiopia in shares, however those shares have not been included in the calculation of diluted loss per share as their effect would be antidilutive.

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16.          NON-CONTROLLING INTERESTS

Summarised financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intracompany eliminations.

	As at December 31, 2023	As at December 31, 2022
Bonikro Gold Mine SA & Hiré Gold Mine SA
Current assets	$67,454	$35,780
Non-current assets	115,411	117,437
Current liabilities	(66,655)	(95,726)
Non-current liabilities	(24,360)	(8,032)

Equity attributable to owners of the Company	(83,343)	(38,233)
Non-controlling interests	(8,507)	(11,226)

Profit attributable to non-controlling interests	4,295	2,385
Dividends paid to non-controlling interests	213	213

	As at December 31, 2023	As at December 31, 2022
Société d’Exploitation des Mines d’Or de Sadiola S.A.
Current assets	$147,903	$70,304
Non-current assets	218,623	194,862
Current liabilities	(127,421)	(108,029)
Non-current liabilities	(55,482)	(43,703)

Equity attributable to owners of the Company	(119,597)	(67,754)
Non-controlling interests	(64,026)	(45,681)

Profit attributable to non-controlling interests	14,038	7,972
Dividends paid to non-controlling interests	—	—

	As at December 31, 2023	As at December 31, 2022
Agbaou Gold Operations S.A
Current assets	$91,586	$95,413
Non-current assets	26,286	12,858
Current liabilities	(76,924)	(57,180)
Non-current liabilities	(31,738)	(33,805)

Equity attributable to owners of the Company	(616)	(5,611)
Non-controlling interests	(8,595)	(11,674)

Profit attributable to non-controlling interests	(1,391)	2,269
Dividends paid to non-controlling interests	3,224	1,357

│	40

The movement in the non-controlling interests balance for the years ended December 31, 2023 and 2022 are as follows:

Balance at January 1, 2022	$54,996
Dividend paid to minority shareholder	(1,570)
Share of profit for the year	12,626
Balance at December 31, 2022	$66,052
Dividend paid to minority shareholder	(1,866)
Share of profit for the year	16,942
Balance at December 31, 2023	$81,128

Note that the disclosure pertaining to the non-controlling interests of Bonikro Gold Mine CI SA & Hiré Gold Mine CI SA in relation to December 31, 2022 has been corrected as follows from the amounts shown in the previous year: Current assets have been adjusted to $34.8 million (previously disclosed as: $42.9 million - a decrease of $8.1 million) and non-current assets to $117.4 million (previously disclosed as $109.7 million - an increase of $7.7 million). Current liabilities have been adjusted to $95.7 million (previously disclosed as: $100.6 million - a decrease of $4.9 million) and non-current liabilities to $8.0 million (previously disclosed as $4.4 million - an increase of $3.6 million).

This does not impact the primary statements or other financial statement notes and is limited to those amounts disclosed in note 16.

17.          FINANCIAL INSTRUMENTS

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset and financial liability are disclosed in note 5.

The accounting policies for financial instruments have been applied to the line items below:

Financial assets at amortised cost

Current	As at December 31, 2023	As at December 31, 2022
Cash and cash equivalents	$158,638	$45,163
Restricted cash	6,881	6,656
Loan to related party	—	21,589
Other receivables	5,238	6,425
Total	$170,757	$79,833

Financial assets at fair value through profit or loss

	For year ended	For year ended
	December 31, 2023	December 31, 2022
Option value at beginning of year	$940	$1,460
Embedded derivative asset addition	1,129	—
Re-measurement at fair value through profit or loss	(54)	(520)
Extinguishment of the option (note 6)	(834)	—
Derivative carried at fair value	$1,181	$940

│	41

Financial liabilities at amortised cost

	As at December 31, 2023	As at December 31, 2022
Borrowings	$103,457	$53,534
Trade and other payables	181,904	129,938
Deferred consideration - APM Ethiopia Ltd.	58,974	—
Deferred consideration - Diba	951	—
Total	$345,286	$183,472

Financial liabilities at fair value through profit or loss

Non-current	FV Hierarchy level	As at December 31, 2023	As at December 31, 2022
Contingent consideration - Sadiola	3	$39,008	$33,665
Contingent consideration - Agbaou	3	12,671	13,641
Preferred shareholder put option liability	3	—	118,398
Equity put option liability	3	—	40,000
Total	3	$51,679	$205,704

The impact of revaluing financial instruments is summarized below:

	For years ended December 31,
	2023	2022
Revaluation of Agbaou contingent consideration	$2,046	$—
Revaluation of Sadiola contingent consideration	(1,494)	7,760
Revaluation of Kurmuk deferred consideration	1,413	—
Revaluation of other financial instruments	1,122	2,064
Gain on revaluation of financial instruments	$3,087	$9,824

18.          CASH AND CASH EQUIVALENTS

	As at December 31, 2023	As at December 31, 2022
Bank balances	$158,638	$45,163
	$158,638	$45,163

Credit quality of cash at bank and short-term deposits, excluding cash on hand.

The Company only deposits cash and cash equivalents with reputable banks with good credit ratings.

Fair value of cash at bank

Due to the short-term nature of cash and cash equivalents the carrying amount is deemed to approximate the fair value.

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Restricted cash

	As at December 31, 2023	As at December 31, 2022
Restricted cash	$6,881	$6,656
	$6,881	$6,656

The Company is required to have certain amounts of cash be kept in cash in separate ring-fenced accounts to comply with environmental matters in Cote d’Ivoire. As at December 31, 2023, such amounts totalled $6.9 million (2022: $6.7 million).

19.          TRADE RECEIVABLES, PREPAYMENTS AND OTHER RECEIVABLES

Current	As at December 31, 2023	As at December 31, 2022
Other receivables - net of allowance	5,238	6,425
VAT receivable - net	19,018	17,501
Prepayments	20,779	14,344
Total current trade receivables, prepayments, and other receivables	$45,035	$38,270

Non-current	As at December 31, 2023	As at December 31, 2022
Derivative financial asset	$1,181	$940
VAT receivable - net	8,275	18,863
Total non-current trade receivables, prepayments, and other receivables	$9,456	$19,803

The carrying value of trade and other receivables approximate their fair value.

20.          INVENTORIES

Current	As at December 31, 2023	As at December 31, 2022
Doré bars and gold in circuit	$13,742	$11,523
Ore stockpiles	28,627	14,333
Material and supplies	46,243	37,488
Total current inventories	$88,612	$63,344

Non-current	As at December 31, 2023	As at December 31, 2022
Ore stockpiles	$10,958	$10,102
Total non-current inventories	$10,958	$10,102

Inventories were held at lower of cost or net realizable value.

In the year ended December 31, 2023 inventories recognised as an expense within cost of sales amounted to $485.8 million (December 31, 2022: $476.9 million).

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21.            PROPERTY, PLANT AND EQUIPMENT

	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2023	$226,019	$174,262	$135,667	$535,948
Additions (note 6)	29,310	—	260,389	289,699
Transfer of Kurmuk	15,672	—	(194,950)	(179,278)
Acquisitions (note 6)	2,048	—	91,528	93,576
Environmental obligations, change of estimate	16,330	—	—	16,330
Disposals	(447)	—	—	(447)
Impairment of exploration asset	—	—	(19,619)	(19,619)
At December 31, 2023	$288,932	$174,262	$273,015	$736,209

Accumulated depreciation and amortization and impairment
At January 1, 2023	$(69,756)	$(20,277)$	—	$(90,033)
DDA	(31,172)	(14,493)	—	(45,665)
Disposals	49	—	—	49
At December 31, 2023	(100,879)	(34,770)	—	(135,649)
Carrying amount, December 31, 2023	$188,053	$139,492	$273,015	$600,560

Amounts included above as at December 31, 2023
Exploration and evaluation assets	$—	$—	$7,500	$7,500
Assets under construction	$—	$—	$265,515	$265,515

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	Land, building, plant & equipment	Operating mine mineral interests	Development projects and Exploration & evaluation	Total
Cost
As at January 1, 2022	$186,531	$174,262	$108,087	$468,880
Additions	46,978	—	57,006	103,984
Environmental obligation, change in estimate	7,522	—	—	7,522
Transfers	29,426	—	(29,426)	—
Acquisitions	—	—	—	—
Disposals	(44,438)	—	—	(44,438)
At December 31, 2022	$226,019	$174,262	$135,667	$535,948

Accumulated depreciation and amortization and impairment
At January 1, 2022	$(55,328)	$—	$—	$(55,328)
DDA	(33,319)	(20,277)	—	(53,596)
Disposals	18,891	—	—	18,891
At December 31, 2022	(69,756)	(20,277)	—	(90,033)
Carrying amount, December 31, 2022	$156,263	$153,985	$135,667	$445,915

Amounts included above as at December 31, 2022
Exploration and evaluation assets	$—	$—	$86,321	86,321
Assets under construction	$—	$—	$49,346	$49,346

In December 2023, $195.0 million relating to the Kurmuk project was transferred from exploration and evaluation assets to assets under construction as the project entered the construction phase. The transfer is included within additions movement for the year.

Operating mine mineral interests represents the fair value of acquired mines and is amortised on a unit of production basis. The costs of exploration and evaluation assets are not subject to amortisation until production has commenced.

During the year ended December 31, 2023, the exploration licenses in Egypt lapsed resulting in a impairment of $19.6 million, corresponding to the expenses incurred on the Egyptian projects.

22.          TRADE AND OTHER PAYABLES

	As at December 31, 2023	As at December 31, 2022
Trade payables	110,112	70,510
Other payables	34,288	16,614
Accrued expenses	27,428	32,987
Royalties	10,076	9,827
Total trade and other payables	$181,904	$129,938

Trade and other payables are carried at amortised cost, with their fair value being approximated by the carrying value.

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23.          PROVISIONS

	For years ended December 31,
	2023	2022
Balance at the beginning of the year	$7,760	$7,885
Increase in provisions during the year	8,687	6,458
Payments and releases of provisions during the year	(6,458)	(6,601)
Impact of foreign exchange rates	(50)	18
Balance at end of the year	$9,939	$7,760

Provisions relate primarily to employee compensation expenses and to corporate expenses. They are expected to be paid within one year.

24.          DEFERRED REVENUE

	As at December 31, 2023	As at December 31, 2022
Opening as at December 31, 2022	$18,150	$20,679
Cash received	2,243	2,146
Amount recognized as revenue	(9,224)	(9,307)
Change in estimate	3,203	(72)
Accrued interest	4,289	4,704
Total deferred revenue	$18,661	$18,150

On October 10, 2019 the Company entered into a streaming agreement, currently held by Sandstorm Gold Ltd (“Sandstorm”). Under this agreement, the counterparty has the right to purchase certain quantities of gold at a fixed price of US$400/ounce. Sandstorm has the right to purchase 6% of the first 650,000 ounces of production at the Bonikro mines (39,000 ounces). Subsequently, they may purchase up to 3.5% of each lot between 650,000 ounces and 1,300,000 ounces of refined gold (a further 22,750 ounces and 61,750 ounces inclusive), up to 2% of each lot thereafter. This has been treated as deferred revenue, as the upfront payment pertains to future production. As such, revenue is recognized as the services are performed for Sandstorm, reducing the unearned deferred revenue balance. The stream contains an intrinsic financing component, which has been valued as part of the subsequent measurement of the deferred revenue stream. During the year ended December 31, 2023, the Company extended Bonikro’s life of mine, which resulted in a $3.0 million increase in deferred revenue, due to the change to the estimation of quantity of metal to be delivered under the streaming agreement.

An accrued interest component has been calculated for the period of $4.3 million, and amount of revenue recognized is $9.2 million, out of which $2.2 million is on a cash basis (at US$400 per ounce) while the remainder is non-cash (amortization of deferred revenue).

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25.          BORROWINGS

	Orion Debt	Auramet Debt	Convertible Debenture	Total
Loans and other borrowings - December 31, 2022	$53,534	$—	$—	$53,534
Acquisition of debt	—	9,880	107,279	117,159
Accrued interest expense	4,777	(29)	3,105	7,853
Debenture debt transaction cost	—	—	(5,339)	(5,339)
Amounts attributed to embedded conversion option	—	—	1,273	1,273
Accretion of deferred transaction costs	—	—	323	323
Unwinding of discount	—	—	(79)	(79)
Cash received	—	259	—	259
Interest payable	—	—	(2,505)	(2,505)
Interest paid	—	—	(600)	(600)
Repayments of debt	(58,311)	(10,110)	—	(68,421)
Loans and other borrowings - December 31, 2023	$—	$—	$103,457	$103,457

Non-current	—	—	103,457	103,457
Unamortized debt discount	—	—	4,145	4,145
Principal balance	$—	$—	$107,602	$107,602

	Orion Debt	Auramet Debt	Convertible Debenture	Total
Loans and other borrowings - December 31, 2021	$89,474	$—	$—	$89,474
Accrued interest expense	9,005	—	—	9,005
Repayments of debt	(44,945)	—	—	(44,945)
Loans and other borrowings - December 31, 2022	$53,534	$—	$—	$53,534

Current	$21,415	$—	$—	$21,415
Non-current	32,119	—	—	32,119
Principal balance	$53,534	$—	$—	$53,534

Summary Orion facility

On October 10, 2019, the Company entered into an Agreement with Orion Mine Finance (“Orion”), a related party. A nominal $35.0 million senior secured facility was created, which accrued interest until 30 June 2020 at a fixed rate of LIBOR + 9%, after which time it was repayable in six equal quarterly instalments on the last banking day of each quarter. On October 25, 2020, the Company entered into an updated Agreement with Orion Mine Finance, where “Tranche 3” was issued, increasing the headline amount by $12.1 million. This agreement contained a deferral of interest and principal through December 31, 2022, followed by 11 quarterly instalments through 30 June 2025. The terms of the interest did not change. On September 7, 2023, the Company paid the principal amount outstanding and its accrued interest, in full.

Summary Auramet facility

On April 25, 2023, the Company entered into an agreement with Auramet International Inc. (“Auramet”) for a $10.0 million gold prepayment loan. The gold prepayment loan was repayable on or before July 25, 2023, for an amount equal to the market value of a fixed number of ounces of gold on the date of repayment. At that same date and as part of the consideration for the gold prepayment loan, the Company also granted Auramet an out-of-the-money call options to purchase up to a total of 5,000 ounces of gold at a fixed price at specified future dates. The loan maturity was extended to October 11, 2023 and the count-party was amended to be Auramet Capital Partners, which is a shareholder of the Company.

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Together, the loan and call option have been recognized as a financial instrument at fair-value through profit and loss with interest accreting at the effective interest rate for the period based on forward prices for gold. At inception, the value of the call options was insignificant and the combined value of the loan and call option, net of fees paid was recorded at $9.9 million. On October 12, 2023, the Auramet loan and interest was repaid in full.

Summary Convertible Debentures

On August 30, 2023, the Company issued 107,279 convertible debentures at a price of $1,000 per unit. Each convertible debenture entitled the holder to receive one unsecured convertible debenture of AMC, which was subsequently exchanged for one unsecured convertible debenture of the Company on an economically equivalent basis on September 7, 2023. The convertible debentures bear interest at 8.75% annually, payable semi-annually on September 30 and March 31 of each year. The Company incurred $5.3 million in costs related to this transaction, which have been deferred over the life of the convertible debentures.

The debentures are convertible at the holder’s option into the Company’s shares at any time during their five-year tenure at a price of $5.79 per share (“Conversion Price”). Allied Gold has the right to force the conversion of all of the principal amount of the convertible debentures into common shares at the Conversion Price, at any time after three years from the date of issuance, provided that the current market price is not less than 115% of the Conversion Price.

The Company determined the fair value of the liability component by reference to a similar loan that did not contain an equity conversion right with the residual being allocated to the equity component. Using this approach, it was determined that before transaction costs the liability component had a value of $107.3 million. The transaction costs of $5.3 million were allocated in proportion to these initial carrying amounts.

The convertible debentures also contain embedded derivatives, including the right for the Company to force conversion and the right to repay the Principal Amount in Common Shares upon Maturity. Given the share price was lower than the conversion price at both inception and the reporting date the value of these derivatives is not material.

The fair value of the convertible debenture as at December 31, 2023 approximates its carrying value.

The change of control clause is closely related so does not require separate valuation. The conversion option and the common share interest payment obligation option are not considered derivatives.

26.          PROVISIONS FOR RECLAMATION AND CLOSURE COSTS

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized in at the end of the life of the mine. The present value of expected cash outflows were estimated using existing technology and discounted using the following real discount rates:

	For years ended December 31,
	2023	2022
Opening balance	$85,111	$96,874
Changes in estimates related to the discount rate recorded in earnings or loss	—	(22,535)
Changes in estimates related to closure costs capitalized in property, plant & equipment	16,330	7,522
Accretion for the year	7,011	3,250
	$108,452	$85,111

The Company’s mining operations are subject to various environmental protection laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has recorded the asset retirement obligations of its mining site on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Company would reasonably pay to settle its obligation on the site closing date. Future costs are discounted using pre-tax rates that reflect

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current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on amendments to laws and regulations, or as new events occur, in accordance with industry practice. The above provisions are to be settled between 2027 and 2043.

The key judgements and estimates when determining the provision are:

•	The timing in terms of when the rehabilitation will take place;
•	The cost of the rehabilitation upon the end of the life of the mine; and
•	The discount rate used which is the US Risk-Free Treasury Rate for the applicable time range.

The Company’s environmental liabilities relate to the restoration of soil and other related mining works cash outflows, which are due upon the closures of mines and production facilities. The full provision is classified as a non-current liability as the provision is expected to be utilized in at the end of the life of the mine. The present value of expected cash outflows were estimated using existing technology and discounted using the following real discount rates:

	As at December 31, 2023	As at December 31, 2022
Bonikro & Hiré mines	2.50%	3.96%
Agbaou mine	2.63%	3.99%
Sadiola mine	3.84%	4.14%

Management performed an analysis of the reasonably possible change of discount rates used and its effect on the environmental provision as at December 31, 2023 and 2022. The following scenarios were considered as reasonably possible and were used for this sensitivity analysis:

	As at December 31, 2023	As at December 31, 2022
1.0% decrease in discount rate applied	$8,470	$8,694
1.0% increase in discount rate applied	$(7,512)	$(7,451)

27.          RELATED PARTY TRANSACTIONS

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.

Remuneration of key management (includes the Company’s directors and executive team):

	For years ended December 31,
	2023	2022
Short-term employee benefits	$19,736	$8,231
Post-employment benefits	400	—
Termination benefits	35,437	—
Share-based payment settled in equity	8,290	5,039
Share-based settled in cash	5,423	—
	$69,286	$13,270

These transactions are in the normal course of operations and all of the transactions are measured at the exchange amount of consideration established and agreed to by the parties. The increase in share-based compensation expense for the year ended December 31, 2023, was primarily due to the Transaction described in note 6.

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An amount of $32.7 million (2022: $9.2 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, change of control and termination benefits for former key management personnel, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2022: $0.3 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

During the year, prior to the reverse take-over and public listing of Allied Gold Corporation, a director of the Company transferred 350,000 shares of AGC (Seychelles) to a former employee and a former contractor of the Group. Subsequent to this transaction, shares of the Company were issued in compensation for the transfer. The aggregate value of the liabilities extinguished by this transaction was of $0.7 million.

During the year, as part of the reverse take over, an investment of $40.0 million from the Company’s management and directors was made through Allied Merger Corporation (“AMC”).

During the year ended December 31, 2023, the Company paid $53.5 million of principal and $4.8 million of interest to Orion Mine Finance (note 25).

Due from related party

	Relationship	As at December 31, 2023	As at December 31, 2022
Due from related party	Majority shareholder (AGC)	$—	$21,264
Due from related party	Endeavour Mining Corporation	—	325
		$—	$21,589

The amounts due from AGC were non-interest bearing unsecured and repayable on demand. The Company applied the General Approach in order to estimate the expected credit losses on the amounts due from related party and concluded that no material credit losses are expected. Concurrent with the reorganization of the Company, completed on September 7, 2023, the balance due from AGC was eliminated upon the merger (note 6).

28.          SHARE CAPITAL

	Number of Common Shares	Number of Preferred Shares	Share Capital
As at January 1 and December 31, 2022 (as previously reported)	333,079,107	75,993,484	93,000
Retrospective application of share consolidation(1)	147,478,019	33,647,768	$93,000
Conversion of preferred shares into common shares	33,647,768	(33,647,768)	—
Participation rights issued	3,838,536	—	40,312
Total shares issued and outstanding post-consolidation	184,964,323	—	$133,312
Shares issued in amalgamation and reverse take-over (note 6)	18,000,767	—	80,357
Shares issued in private placement (note 6)	35,961,410	—	160,001
Private placement transaction costs	—	—	(7,521)
Shares issued in acquisition of APM Ethiopia Ltd. (note 6)	11,797,753	—	52,500
As at December 31, 2023	250,724,253	—	$418,649

(1)	AGCL shares issued prior to September 7, 2023, have been retrospectively adjusted for the impact of the 2.2585 to 1 share consolidation ratio described in note 6.

On September 7, 2023, the Company completed the Transaction described in note 6. The Transaction included a share capital reorganization under which the total number of preferred shares of AGCL, owned by Orion Mine Finance Fund III LP, were converted into common shares of AGCL at a 1:1 rate.

AGCL also issued 8,669,333 pre-consolidation shares (3,838,536 post-consolidation shares) to settle participation rights granted through the former long-term incentive plan to certain employees of AGCL.

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Subsequently, AGCL shares were consolidated at a 2.2585:1 rate and converted into the Company’s shares, representing 184,964,323 post-consolidation common shares.

As a result of the reorganization, related party balances receivable of $14.1 million (current) and $7.5 million (non-current), as well as a Corporate reorganization reserve balance of $33.6 million reported as of December 31, 2022, were eliminated upon consolidation.

Subsequent to the share consolidation, and upon completion of the Transaction, 35,961,410 common shares were issued at a $4.45 price, for gross proceeds of $160.0 million, and estimated transaction costs of $7.5 million. A further 17,551,325 common shares were issued in exchange for the acquisition of AMC, and an additional 449,442 common shares were issued in exchange for the acquisition of Mondavi Ventures Ltd., at a price of $4.45 per share, each.

On September 7, 2023, the Company acquired the remaining ownership interest in APM, the owner of the Kurmuk project in exchange for an initial consideration of 11,797,753 common shares, at $4.45 per share price (note 6).

29.          SHARE-BASED COMPENSATION

Share-based payment reserve

The share-based payment expense recognized to September 7, 2023, was $2.7 million. On completion of the Transaction, AGCL settled all the share-based payments arrangements, and participation rights granted to its employees and consultants. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses (note 11) in the consolidated statement of profit and loss.

	As at December 31, 2023	As at December 31, 2022
Opening balance	$29,506	$21,068
Charge for the year	7,265	8,438
Share-based compensation settled in the year	(34,352)	—
Closing balance	$2,419	$29,506

Stock Options

On September 7, 2023, the Company adopted a plan providing for the grant of stock options to directors, senior officers or employees of the Company to purchase common shares. Stock options are granted at the weighted average trading price for the 5 consecutive trading days immediately prior to the relevant date. Vesting and term conditions are determined at the discretion of the Board.

The Board authorized a maximum of 5% of the total number of shares outstanding be issuable under the plan. The number of securities issuable to insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities and that the number of securities issued to insiders, within any one-year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding securities.

On September 8, 2023, the Company granted 600,000 stock options to certain directors, with three years vesting period and an expiration term of 7 years. Using a Black-Scholes valuation model, the options were valued at CAD$2.94 per option, using an exercise price of CAD$5.87 per share, volatility of 38% and a 4% interest rate. The estimated expense as of December 31, 2023, was $0.2 million.

Restricted Shares Units (“RSUs”)

On September 7, 2023, the Company adopted a plan providing for the payment of bonuses in the form of the acquisition of Shares or, at the option of the Company, cash by participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of eligible employees and eligible contractors. A maximum of 17,550,697 shares are issuable under the Plan. Vesting and term conditions are determined at the discretion of the Board.

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On September 7, 2023, the Company granted a total of 3,573,639 RSUs to certain employees and consultants at a price of $4.45 per RSU. From those, 202,280 units vest equality over three years, while 3,371,359 units vest at the earlier of the third year (September 7, 2026) or the commencement of production at the Kurmuk Project.

On November 9, 2023, the Company granted 915,000 RSUs to an employee at a price of $2.98 (CAD$4.11), and equal vesting over three years.

The Company recorded a total of $2.1 million share-based compensation expense, and has 4,488,639 RSUs outstanding as of December 31, 2023.

Other Rights

Performance Rights over ordinary shares granted to certain employees/directors of Allied Gold Corp Limited prior to the reverse take-over and public listing described in note 6 were fully exercised as part of the transaction and exchanged for the Company’s shares, on September 7, 2023. Acceleration of the unvested portion of these share-based arrangements resulted in an additional $3.5 million expense, accounted for as transaction costs and presented within Other losses (note 11).

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of Performance Rights	Weighted average exercise price ($)	Number of Performance Rights	Weighted average exercise price ($)
Outstanding at beginning of year	4,880,409	—	7,275,721	—
Granted during the year	—	—	3,397,500	—
Forfeited during the year	(336,667)	—	(253,969)	—
Exercised during the year	(4,543,742)	—	(5,232,900)	—
Expired during the year	—	—	(305,943)	—
Outstanding and exercisable at the end of the year	—	—	4,880,409	—

A total of 1,364,531 options rights outstanding and fully vested were exercised on September 7, 2023, as part of the transaction.

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of options rights	Weighted average exercise price ($)	Number of options rights	Weighted average exercise price ($)
Outstanding at beginning of year	2,058,151	0.48	3,163,674	0.48
Granted during the year	—	—	—	—
Forfeited during the year	(326,822)	—	(142,857)	0.17
Exercised during the year	(1,731,329)	0.48	(962,666)	0.42
Outstanding at the end of the year	—	—	2,058,151	0.48
Exercisable at the end of the year	—	—	1,930,156	0.51

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30.            DEFERRED AND CONTINGENT CONSIDERATION

As part of previously completed acquisitions of Agbaou and Sadiola mines, and the remaining interest in APM, the Company has recorded deferred and contingent consideration payable to the various sellers in post-acquisition years as follows:

For year ended December 31, 2023	Sadiola mine	Agbaou mine	APM Ethiopia Ltd.	Diba project	Total
Opening balance	$33,665	$13,641	$—	$—	$47,306
Asset acquisition (note 6)	—	—	57,561	937	58,498
Accretion	6,837	—	1,413	14	8,264
Revaluation	(1,494)	2,046	—	—	552
Balance Payable	—	(587)	—	—	(587)
Payments	—	(2,429)	—	—	(2,429)
Closing balance	$39,008	$12,671	$58,974	$951	$111,604

Current	$—	$4,250	$23,716	$951	$28,917
Non-current	39,008	8,421	35,258	—	82,687
Total deferred and contingent consideration	$39,008	$12,671	$58,974	$951	$111,604

For year ended December 31, 2022	Sadiola mine	Bonikro mine	Agbaou mine	Total
Opening balance	$28,058	$242	$5,881	$34,181
Asset acquisition (note 6)	—	—	—	—
Accretion	5,607	91	—	5,698
Revaluation	—	—	7,760	7,760
Balance Payable	—	—	—	—
Payments	—	(333)	—	(333)
Closing balance	$33,665	$—	$13,641	$47,306

Current	$—	$—	$3,922	$3,922
Non-current	33,665	—	9,719	43,384
Total deferred and contingent consideration	$33,665	$—	$13,641	$47,306

Agbaou mine - Acquisition of Endeavour Resources Inc on March 1, 2021

The contingent consideration recorded on the acquisition of Agbaou relates to a royalty on future production from the Agbaou mine applicable to ore that is mined in excess of 320,611 ounces. The contingent consideration was valued using a discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, from $1,900 per ounce to $1,745 per ounce, and the expected future production of the mine. The valuation is not materially sensitive to changes in either of these inputs when reasonably plausible sensitivities are applied to either.

Sadiola mine - Acquisition of Société d’Exploitation des Mines d’Or de Sadiola S.A on December 30, 2020

Contingent consideration recorded on the acquisition of Sadiola includes a first tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (“SSP”); and a further tranche of $24.9 million ($12.45 million each to AGA and IMG) upon the production of a further 250,000 ounces from the SSP. The contingent consideration was valued using the discounted cash flow approach.

The primary inputs to the valuation of the contingent consideration are the consensus forward gold price, and the expected timing of future production from of the mine. The valuation is most sensitive to changes in the timing of future production.

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Diba project - Acquisition of Diba on November 9, 2023

Deferred consideration recorded on the acquisition of Diba includes a $1.0 million deferred consideration payable in cash upon the earlier of 90 days after the date of commencement of Commercial Production; and December 31, 2025 (note 6).

APM Ethiopia Ltd. - Acquisition of APM Ethiopia Ltd. on September 6, 2023

Deferred consideration recorded on the asset acquisition of APM (note 6) includes a consideration consisting of one payment of $25.0 million and two payments of $21.25 million each. The form of these payments includes the option by the Company to elect the payment, as follows:

•	First payment: $25.0 million in cash due on the first anniversary after completion; or $12.5 million paid in cash within 60 days of first anniversary after completion and $12.5 million settled in shares;

•	Second payment: $21.25 million in cash due on the second anniversary after completion; or at the election of the counterparty: $21.25 million in cash due on the third anniversary after completion; or $21.25 million in shares due on the second anniversary after completion;

•	Third payment: $21.25 million in cash due at the earlier of the Commercial Production Commencement Date (estimated to be no earlier than the 3rd anniversary); and the fourth anniversary after completion.

The Company used their best estimate for the elected option for the deferred consideration, estimating the present value of the deferred consideration to be $59.0 million as of December 31, 2023, from which $23.7 million is presented as current liability and $35.3 million is presented under non-current liabilities. The deferred consideration is valued using the amortized cost method.

31.            COMMITMENTS & CONTINGENCIES

	As at December 31, 2023	As at December 31, 2022
Capital commitments	$9,438	$6,938
Contingent payments	$—	$302

COMMITMENTS & CONTINGENCIES UNDER EXPLORATION DEVELOPMENTS

	As at December 31, 2023	As at December 31, 2022
Development related commitments	$185,000	$252,213

a)	The capital commitments include the amount which the Company has committed to invest in relation to capital expenditure and exploration activities in the Ivory Coast and Mali, as well as early work activities committed in Ethiopia.

b)	The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

c)	The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations. As at December 31, 2023, no amounts have been accrued relating to such matters (December 31, 2022: $nil).

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d)	A Net Smelter Royalty on future production from the “PB5” extension of the Bonikro mine on a maximum of 560,000 ounces of gold production, as follows:

Average Gold Price	Percentage of Net Smelter Return
$1,250 or less	0%
$1,251 to $1,299	2.5%
$1,300 to $1,349	3.0%
$1,350 to $1,399	3.5%
$1,400 to $1,449	4.0%
$1,450 and above	4.5%

32.            FINANCIAL RISK MANAGEMENT OBJECTIVES

Capital risk management:

For the purpose of the Company’s capital management, capital includes issued capital, and all other equity reserves attributable to the equity holders of the parent. It also includes shareholder debt, including a streaming facility which contains a financing component, and a senior secured facility disclosed in notes 24 and 25 respectively. The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximise the shareholder’s value.

All such financing requires formal board approval. The Directors review the Company’s monthly and quarterly reports through which they assess the effectiveness of the processes put in place and the appropriateness of the objectives and corporate governance policies it sets. In order to achieve this overall objective, the Company’s capital management, amongst other things, aims to ensure that it meets financial covenants attached to its interest-bearing loans and borrowings that form part of its capital structure requirements. Breaches in the financial covenants would permit the funders to immediately call interest-bearing loans and borrowings. There have been no breaches in the financial covenants of any interest-bearing loans and borrowings in the current period.

The Company manages its capital structure and adjusts it, in light of changes in economic conditions and the requirements of the financial covenants. The Company includes in its net debt, interest-bearing loans and borrowings, trade and other payables, less cash and short-term deposits.

To maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or adjust its dividend policy. No changes were made in the objectives, policies or processes during the year ended December 31, 2023.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Further, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s requirements on an ongoing basis. Due to the dynamic nature of the underlying businesses, Company treasury maintains flexibility in funding by maintaining availability under committed credit lines, including the undrawn credit facility discussed in note 33 - Subsequent Event

The Company’s risk to liquidity is a result of obligations associated with financial liabilities of the Company and the availability of funds to meet those obligations. The Company manages liquidity risk through an ongoing review of future commitments and credit facilities.

The Company’s financial liabilities carried at amortised cost approximate their carrying balances as the impact of discounting is not significant.

The table below analyses the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

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	Less than one year	Between one and two years	Between two and five years	Over five years
As at December 31, 2023
Borrowings	$—	$—	$103,457	$—
Trade and other payables	181,904	—	—	—
Deferred and contingent consideration	28,917	36,311	46,376	—
As at December 31, 2022
Borrowings	$26,495	$24,350	$11,191	$—
Trade and other payables	129,938	—	—	—
Preferred shareholder put option liability	—	—	153,917	—
Minority shareholder put option liability	40,000	—	—	—
Deferred and contingent consideration	3,999	29,686	33,187	—

Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short-term investments; (ii) companies that have may have payables to the Company, including bullion customers; (iii) providers of risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; (vi) refineries contracted that hold and process the Company’s precious metals; and (vii) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash and cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the consolidated balance sheets.

Cash and cash equivalents are deposited with highly rated corporations, with credit ratings of A and A+, and the credit risk associated with these deposits is low.

The Company sells its gold to large international organizations with strong credit ratings, and the historical level of customer defaults is minimal. As at December 31, 2023, there were no outstanding amounts in respect of trade receivables (2022: US$ nil) and, as a result, the credit risk associated with gold trade receivables at December 31, 2023 is considered to be negligible. The Company does not rely on ratings issued by credit rating agencies in evaluating counterparties’ related credit risk.

The Company does not have any assets pledged as collateral.

The Company’s maximum exposure to credit risk is as follows:

	As at December 31, 2023	As at December 31, 2022
Cash and bank balances	$158,638	$45,163
Restricted cash	6,881	6,656
Loans to related party	—	21,589
Other receivables	5,238	6,422
Staff loan and advances	—	408
	$170,757	$80,238

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt. As at December 31, 2023, all of the Company’s long-term debt was at fixed rates. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2023.

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The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole year. A 50-basis point increase or decrease is used for reporting interest rate risk internally to key management and represents management’s assessment of the reasonable possible change in interest rates.

Changes in interest rates impact borrowings by changing their fair value (fixed rate debt) or future cash flows (variable rate debt). Management does not have a formal policy of determining how much of the Company’s exposure should be to fixed or variable rates. When raising new financing, management uses its judgment to decide whether fixed or variable rates would be more favourable over the expected period until maturity.

If interest rates had been 50 basis points higher/(lower) and all other variables were held constant, the Company’s loss before tax for the year would increase / decrease by approximately $0.1 million (2022: $0.4 million).

Foreign currency risk

The Company’s sales are predominantly denominated in US Dollars. The Company is primarily exposed to currency fluctuations relative to the US Dollar as a certain portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies; predominantly the West African Franc, the Euro, the South African Rand and the Canadian Dollar. Monetary assets ( primarily from the Company’s receivables, cash and payable balances denominated in foreign currencies) denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and affect the Company’s earnings and financial condition.

Foreign currency risk management

The Entity undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s monetary assets and liabilities denominated in foreign currencies other than in $ are as follows:

	Liabilities	Assets
As at December 31, 2023
West African Franc (XOF)	20,391	—
Ethiopian Birr (ETB)	—	2,269
Australian Dollar (AUD)	2,296	—
British Pound ( GBP)	2,247	—
Euro (EUR)	1,553	—
Canadian Dollar (CAD)	1,667	—
Others	578	—

As at December 31, 2022
West African Franc (XOF)	22,745	—
Euro	1,979	—
South African Rand (ZAR)	577	—
Others	1,172	—

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The following table details the Entity’s sensitivity to a 10% increase or decrease in the functional currency against the relevant foreign currencies. 10% is the sensitivity rate used for reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonable possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive or negative number below indicates an increase or decrease in earnings or loss where the functional currency weakens 10% against the relevant currency. For a 10% strengthening of the functional currency against the relevant currency, there would be an equal and opposite impact on the earnings or loss, and the balances below would be negative.

	December 31, 2023	December 31, 2022
	Earnings or loss	Earnings or loss
All foreign currencies combined	$(2,646)	$(3,147)

33.            SUBSEQUENT EVENT

Credit agreement

On January 5, 2024, the Company executed a credit facility with five banking institutions, for a total of $100.0 million. The Company expects to use the funds for financial flexibility and general business purposes. Interest rates are determined based on the leverage ratio, ranging between 350 bps and 450 bps SOFR Loan or between 250 bps and 350 bps Canadian Prime Loan or Base Rate Loan, with a standby fee of between 87.5 bps and 112.5 bps. As of March 26, 2024, no funds have been withdrawn.

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